Exhibit 99.1

Independent Auditor’s Report (Separate Financial Statements) of Shinhan Card as of December 31, 2020

SHINHAN CARD CO., LTD.

Separate Financial Statements

December 31, 2020 and 2019

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

English Translation of a Report Originally Issued in Korean

The Board of Directors and Stockholder

Shinhan Card Co., Ltd.:

Opinion

We have audited the accompanying separate financial statements of Shinhan Card Co., Ltd. (collectively referred to as the “Company”), which comprise the separate statement of financial position as of December 31, 2020 ,and the separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes to the separate financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as of December 31, 2020 and its separate financial performance and its separate cash flows for the year then ended in accordance with Korean International Financial Reporting Standards (“Korean IFRS”).

Basis for Opinion

We conducted our audit in accordance with Korean Standards on Auditing (KSAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 44 to these separate financial statements of the Company, which describes the uncertainty, actions, and plans taken to address these events or circumstances, relating to the impact of the spread of Coronavirus Disease-19 (“COVID-19”) on the Company’s productivity and ability to fulfil customer’s orders. This matter does not affect our opinion.

Other Matter

The seperate financial statements of the Company as of December 31, 2019, were audited by KPMG Samjong accounting Corp., in accordance with Korean IFRS, who expressed an unqualified opinion on those seperate financial statements on March 5, 2020.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

∙

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

∙

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

∙

Evaluate the appropriateness of accounting policies used in the preparation of the separate financial statements and the reasonableness of accounting estimates and related disclosures made by management.

∙

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

∙

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

∙

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the separate financial statements. We are responsible for the direction, supervision and performance of the Company audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

March 2, 2021

This report is effective as of March 2, 2021, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN CARD CO., LTD.

Separate Statements of Financial Position

As of December 31, 2020 and 2019

(In millions of won, except share data)	Note		2020	2019

Assets
Cash and due from banks	10,40	~~W~~	358,569	528,677
Financial assets at fair value through profit or loss	11		1,148,006	886,134
Derivative assets	12		207	472
Credit card assets at amortized cost, etc.	13		29,959,864	28,480,199
Lease assets	14		1,016,237	548,901
Financial assets at fair value through other comprehensive income	16		32,143	35,938
Property and equipment, net	15,17		613,766	628,456
Intangible assets	18		51,501	50,998
Investments in associates	19		212,824	215,447
Deferred tax assets	39		139,120	237,825
Investments in properties	20		52,477	-
Other assets	21		949,086	923,377

Total assets		~~W~~	34,533,800	32,536,424

Liabilities
Derivative liabilities	12	~~W~~	63,464	36,530
Borrowings	22		6,861,412	6,372,977
Debentures, net	23		17,218,991	15,225,750
Liability for defined benefit obligations	24		40,082	32,998
Current tax liabilities	39		30,378	96,454
Provisions	25		226,879	206,114
Other liabilities	15,26		3,678,805	4,404,861

Total liabilities			28,120,011	26,375,684

Equity
Common stock of ~~W~~5,000 par value	27		626,847	626,847
Authorized - 2,000,000,000 shares Issued and outstanding -125,369,403 shares in 2020 and 2019
Capital surplus	27		860,592	860,592
Capital adjustments	27		2,219	263
Accumulated other comprehensive loss	27		(52,868)	(56,395)
Retained earnings	27,28		4,976,999	4,729,433
Total equity			6,413,789	6,160,740

Total liabilities and equity		~~W~~	34,533,800	32,536,424

See accompanying notes to the separate financial statements.

SHINHAN CARD CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2020 and 2019

(In millions of won, except earnings per share)	Note		2020	2019

Interest income		~~W~~ 	2,139,283	2,147,870
Interest expense			(486,025)	(473,488)
Net interest income	32		1,653,258	1,674,382

Fee and commission income			1,470,367	1,424,773
Fee and commission expense			(1,169,940)	(1,208,118)
Net fee and commission income	33		300,427	216,655

Dividend income	34		954	841
Net gain on financial assets at fair value through profit or loss	11		29,147	20,327
Net gain on derivatives	12		(44,016)	790
Net gain on foreign currency transactions	7		61,157	34,358
Provision for credit loss allowance	35		(459,169)	(549,082)
General administrative expenses	36		(614,373)	(670,714)
Other operating loss, net	37		(134,830)	(69,675)

Operating income			792,555	657,882

Non-operating expense, net	38		(3,145)	(7,925)
Impairment loss on investments in associates	19		(2,622)	-

Profit before income tax			786,788	649,957

Income tax expense	39		(208,497)	(162,175)

Profit for the year		~~W~~	578,291	487,782

Other comprehensive income (loss) :
Items that will never be reclassified to profit or loss
Remeasurement of the net defined benefit obligations	24,27	~~W~~	(7,089)	(18,671)
Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income	7,27		(3,113)	1,029

Items that are or may be reclassified subsequently to profit or loss
Net changes in the unrealized fair value of cash flow hedges	12,27		13,729	(9,375)

Total comprehensive income for the year		~~W~~	581,818	460,765
Earnings per share Basic and diluted earnings per share (in won)	30	~~W~~	4,613	3,891

See accompanying notes to the separate financial statements.

SHINHAN CARD CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2020 and 2019

	2019
(In millions of won)		Common stock	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Total equity

Balance at January 1, 2019	~~W~~	626,847	860,592	1,234	(29,378)	4,579,396	6,038,691
Transactions with the owner of the Company
Dividends		-	-	-	-	(337,745)	(337,745)
Share-based payment transactions		-	-	(971)	-	-	(971)
Total comprehensive income for the period
Profit for the year		-	-	-	-	487,782	487,782
Remeasurement of the net defined benefit obligations		-	-	-	(18,671)	-	(18,671)
Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income		-	-	-	1,029	-	1,029
Net changes in the unrealized fair value of cash flow hedges		-	-	-	(9,375)	-	(9,375)
Balance at December 31, 2019	~~W~~	626,847	860,592	263	(56,395)	4,729,433	6,160,740

See accompanying notes to the separate financial statements.

SHINHAN CARD CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2020 and 2019

	2020
(In millions of won)		Common stock	Capital surplus	Capital Adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Total Equity

Balance at January 1, 2020	~~W~~	626,847	860,592	263	(56,395)	4,729,433	6,160,740
Dividends		-	-	-	-	(330,725)	(330,725)
Share-based payment transactions		-	-	1,956	-	-	1,956
Total comprehensive income for the period
Profit for the year		-	-	-	-	578,291	578,291
Remeasurement of the net defined benefit obligations		-	-	-	(7,089)	-	(7,089)
Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income		-	-	-	(3,113)	-	(3,113)
Net changes in the unrealized fair value of cash flow hedges		-	-	-	13,729	-	13,729
Balance at December 31, 2020	~~W~~	626,847	860,592	2,219	(52,868)	4,976,999	6,413,789

See accompanying notes to the separate financial statements.

SHINHAN CARD CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2020 and 2019

(In millions of won)		2020	2019
Cash flows from operating activities
Profit before income tax	~~W~~	786,788	649,957
Adjustments for:
Interest income		(2,139,283)	(2,147,870)
Interest expense		486,025	473,488
Dividend income		(954)	(841)
Fee and commission income		-	187,558
Fee and commission expense		1,064	1,187
Net gain on sales of financial assets at fair value through profit or loss		(5,286)	(3,636)
Net loss(gain) on valuation of financial assets at fair value through profit		38	251
Net loss(gain) on valuation and transaction of derivatives		44,016	(790)
Net loss(gain) on foreign currency transaction		(45,209)	2,790
Provision for credit loss allowance		437,903	549,082
General administrative expenses		75,357	76,275
Other operating expenses, net		161,892	91,174
Non-operating expenses (incomes), net		(506)	(182)
Impairment loss on investments in associates		2,622	-
		(982,321)	(771,514)
Changes in assets and liabilities:
Financial assets at fair value through profit or loss		(259,899)	70,153
Credit card assets at amortized cost, etc.		(1,751,837)	(2,741,414)
Lease assets		(628,780)	(278,768)
Other assets		36,143	94,506
Liability for defined benefit obligations		(22,875)	(29,066)
Provisions		(811)	(1,085)
Other liabilities		(299,856)	(134,842)
		(2,927,915)	(3,020,516)

Income taxes paid		(169,363)	(163,405)
Interest received		1,988,632	1,992,788
Interest paid		(483,372)	(451,406)
Dividend received		954	841
Net cash outflow from operating activities	~~W~~	(1,786,597)	(1,763,255)

SHINHAN CARD CO., LTD.

Separate Statements of Cash Flows (continued)

For the years ended December 31, 2020 and 2019

(In millions of won)	Note		2020	2019

Cash flows from investing activities
Decrease in restricted due from banks		~~W~~	-	45
Proceeds from disposal of financial assets at fair value through profit and loss			15,005	3,635
Acquisition of financial assets at fair value through profit and loss			(11,729)	(2,594)
Acquisition of financial assets at fair value through other comprehensive income			(500)	-
Acquisition of investments in associates			-	(170,194)
Proceeds from disposal of property and equipment			811	751
Acquisition of property and equipment			(56,119)	(33,090)
Proceeds from disposal of intangible assets			1,320	18
Acquisition of intangible assets			(17,516)	(20,008)
Acquisition of investments in properties			(2,470)
Decrease in guarantee deposits			19,635	55,764
Increase in guarantee deposits			(10,162)	(53,847)
Net cash outflow from investing activities			(61,725)	(219,520)

Cash flows from financing activities
Proceeds from borrowings			3,594,061	3,715,702
Repayment of borrowings			(3,077,707)	(2,255,506)
Proceeds from debentures			5,354,936	4,415,557
Repayment of debentures			(3,338,768)	(3,341,076)
Net cash gain risk hedge activity			2,120	933
Repayment of lease liability			(533,356)	(16,392)
Dividends paid			(330,725)	(337,745)
Acquisition of investments in associates			-	(11,193)
Acquisition of guarantee deposits received			7,652	-
Net cash outflow from financing activities			1,678,214	2,170,280

Net increase(decrease) in cash and cash equivalents			(170,108)	187,505
Cash and cash equivalents at the beginning of year			528,642	341,136

Cash and cash equivalents at the end of year	40	~~W~~	358,534	528,641

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

1.Reporting Entity

Shinhan Card Co., Ltd. (the “Company”) was incorporated on December 17, 1985.  The address of the Company’s registered office is Eulji-Ro 100, Building A, Jung-Gu, Seoul (Pine Avenue Eulji-Ro 2 Ga).  The Company provides credit card services, factoring, installment financing and lease financing under the Specialized Credit Financial Business Act.

As of December 31, 2020 the Company has approximately 20.96 million (actual member criteria) personal credit card holders, 1.78 million merchants in its network and 29 branch offices (including head office).  The Company is a wholly owned subsidiary of Shinhan Financial Group Co., Ltd. (“Shinhan Financial Group”).

2.Basis of Preparation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS), which prescribed in the Act on External Audit of Stock Companies. The accompanying separate financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, financial performance or cash flows, is not presented in the accompanying separate financial statements.

The separate financial statements of the Company have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with Korean IFRS No.1027 Separate Financial Statements presented by a parent, an investor in an associate or a venture in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

The separate financial statements were authorized for issue by the Board of Directors on February 4, 2021, which will be submitted for approval to the shareholder’s meeting to be held on March 24, 2021.

(a)	Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the statements of financial position:

- Derivative financial instruments are measured at fair value;

- Financial instruments at fair value through profit or loss are measured at fair value;

- Financial instruments at fair value through other comprehensive income are measured at fair value;

- Liabilities recognized for cash-settled share-based payment; and

- Present value of liabilities recognized for defined benefit plans, net of the fair value of plan assets.

(b)	Functional and presentation currency

These separate financial statements are presented in Korean won, which is the Company’s functional currency and the currency of the primary economic environment in which the Company operates.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

2.	Basis of Preparation, Continued

(c)	Use of estimates and judgements

The preparation of the separate financial statements in conformity with Korean-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgements in applying accounting policies that have a significant effect on the amounts recognized in the separate financial statements and information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are described in Note 5.

The rapid spread of the COVID-19 epidemic is having a negative impact on the global economy. The Company uses forward-looking information to estimate expected credit loss in accordance with Korean IFRS 1109 'Financial

Instruments'. For the year ended December 31, 2020, there have been significant changes on the forward-looking information due to the spread of the COVID-19. Accordingly, the economic recession is expected to be more severe than the previous forecast, and the default rate forecast as of December 31, 2020 is re-estimated using the updated forward-looking information on the economic growth rate, private consumption growth rate, and KOSPI, and facility investment growth rate, which are major macroeconomic variables for calculating the default rate forecast. The Company will continue to monitor the economic effects of the COVID-19.

(d)Changes in accounting policies

Except for the following new accounting standards enacted or amended for the first time for their annual reporting period commencing January 1, 2020, the accounting policies applied by the Company in these separate financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2019. There are other new standards applied from January 1, 2020, which does not have a significant impact to the Company’s financial statements.

(i)Amendments to Korean IFRS 1001 Presentation of Financial Statements and Korean IFRS 1008 Accounting policies, changes in accounting estimates and errors – Definition of Material

The amendments clarify the definition of material. Information is material if omitting, misstating or obscuring it could reasonably be expected to influence the decisions that the primary users of general-purpose financial statements make on the basis of those financial statements. The amendments do not have a significant impact on the financial statements.

(ii)Amendments to Korean IFRS 1103 Business Combination – Definition of a Business

The amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs and the definition of output excludes the returns in the form of lower costs and other economic benefits. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, an entity may elect to apply an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The amendments do not have a significant impact on the financial statements.

(iii)Amendments to Korean IFRS 1109 Financial Instruments, Korean IFRS 1039 Financial Instruments: Recognition and Measurement and Korean IFRS 1107 Financial Instruments: Disclosure – Interest Rate Benchmark Reform

2.	Basis of Preparation, Continued

(d)Changes in accounting policies, Continued

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

The amendments allow to apply the exceptions in relation the application of hedge accounting while uncertainties arising from interest rate benchmark reform exist. The exceptions require the Company assumes that the interest rate benchmark on which the hedged items and the hedging instruments are based on is not altered as a result of interest rate benchmark reform, when determining whether the expected cash flows are highly probable, whether an economic relationship between the hedged item and the hedging instrument exists, and when assessing the hedging relationship is highly effective. The amendments do not have a significant impact on the financial statements

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

3.Significant Accounting Policies

Significant accounting policies applied by the Company in preparation of its separate financial statements are described below.  The Company has consistently applied the following accounting policies to all periods presented in these separate financial statements, except if mentioned otherwise in Note 2 (d).

(a) Investments in associates and subsidiaries in the separate financial statements

The separate financial statements are prepared and presented in accordance with Korean IFRS No.1027, Separate Financial Statements.  The Company applied the cost method in accordance with Korean IFRS No.1027 and methods in accordance with Korean IFRS No.1109 Financial Instruments to investments in associates and subsidiaries. Dividend from investments in associates and subsidiaries is recognized in profit or loss when the right to receive the dividend is finalized.

(b) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less.  Equity instruments are excluded from cash equivalents unless they are, in substance, cash equivalents, for example in the case of preferred shares acquired within a short period of their maturity and with a specified redemption date.

(c) Non-derivative financial assets

(i) Recognition and initial measurement

Issued debentures are initially recognized at the time of issue. Other financial instruments and financial liabilities are recognized only when the Company becomes a party to the contract for the financial instrument. At initial recognition, financial assets or financial liabilities are measured at fair value, and transaction costs directly related to the acquisition of the financial assets or the issue of the financial liabilities are added to fair value unless they are measured at fair value through profit or loss.

(ii) Classification and subsequent measurement

Financial asset

On initial recognition, a financial asset is classified as measured at: amortized cost; fair value through other comprehensive income (“FVOCI”) – debt investment; FVOCI – equity investment; or fair value through profit or loss (“FVTPL”). When, and only when, the Company changes its business model for managing financial assets, it shall reclassify all affected financial assets on the first day of the Company’s next reporting period.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

- It is held within a business model whose objective is to hold assets to collect contractual cash flows; and

- Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

- It is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

- Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

3. Significant Accounting Policies, Continued

(c) Non-derivative financial assets, continued

(ii) Classification and subsequent measurement, continued

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income.  This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL.  This includes all derivative financial assets (See Note 7).  On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial asset: Business model

The Company assesses the objective of the business model held at the portfolio level of financial assets because it best reflects the way the business is managed and information is provided to management. Such information takes into account the following:

- The accounting policies and objectives specified for the portfolio and the actual operation of these policies. These include management's strategy focused on obtaining contractual interest revenue, maintaining the level of interest revenue, and financing the debt financing and matching the duration of the financial asset's duration and on the outflow or realization of expected cash flows through the sale of the asset;

- Assessment of the performance of financial assets held in a business model and reporting the assessment to key management personnel;

- The risks affecting the performance of the business model (and the financial assets held in the business model) and how they are managed;

- Compensation for management (e.g., compensation based on the fair value of the managed asset or on the contractual cash flows received); and

- The frequency, amount, timing, reasons and expectations of future sales activities of financial assets in prior periods.

For this purpose, transfers of financial assets from transactions that do not meet the derecognition requirements to third parties are not considered as sales.

A portfolio of financial assets that meets the definition of trading or whose performance measured at fair value through profit or loss.

Financial asset: Contractual cash flows are solely payments of principal and interest on the principal amount outstanding

Principal amount is defined as the fair value on initial recognition of the financial asset.  Interest consists of profit as well as consideration for the time value of money, consideration for the credit risk associated with the principal balance in a particular period, and consideration for other basic loan risks and costs (such as liquidity risk and operating costs).

In assessing whether contractual cash flows consist solely of principal and interest payments, the Company considers the terms and conditions of the instrument.  If a financial asset contains a contractual term that changes the timing or amount of contractual cash flows, the entity must determine whether the contractual cash flows that may arise over the life of the financial instrument are solely payments of principal and interest.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

3. Significant Accounting Policies, Continued

(c) Non-derivative financial assets, continued

(ii) Classification and subsequent measurement, continued

To make an assessment, the Company considers the following:

- Contractual terms that change the timing or amount of contractual cash flows;

- Terms that adjust the contractual interest rate, including variable interest rate features;

- Prepayment features and extension features;

- Terms and conditions that limit the Company’s claims on cash flows arising from specific assets. (e.g., non-recourse features)

If the prepayment amount represents interest on substantially outstanding principal and remaining principal and includes reasonable additional compensation for early termination of the contract, the early repayment characteristics are consistent with the terms of paying principal and interest on a specified date.

In addition, for financial assets acquired by significantly discounting or premiuming the contractual par amount, the prepayment amount effectively represents the contractual par amount and the contractual interest accrual (however unpaid) and the prepayment feature meets this condition when the fair value of the feature is insignificant on initial recognition of the financial asset.

Financial Asset: Subsequent measurement and profit or loss

The following accounting policies apply to the subsequent measurement of financial assets.

Category of financial instruments	Accounting policies
Financial assets at FVTPL

These assets are subsequently measured at fair value.  Net gains and losses, including any interest or dividend income, are recognized in profit or loss.  However, see Note 3 (d) for derivative financial assets designated as the hedging instruments.

Financial assets at amortized cost

These assets are subsequently measured at amortized cost using the effective interest method.  The amortized cost is reduced by impairment losses.  Interest income, foreign exchange gains and losses, impairment and any gain or loss on derecognition are recognized in profit or loss.

Debt investments at FVOCI

These assets are subsequently measured at fair value.  Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss.  Other net gains and losses are recognized in other comprehensive income.  On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI

These assets are subsequently measured at fair value.  Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment.  Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

3. Significant Accounting Policies, Continued

(c) Non-derivative financial assets, continued

(iii) Derecognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or when it transfers the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all the risks and rewards of ownership and it does not retain control of the financial asset.

When the Company transfers a right on cash flow of a financial asset, but, retains substantially all of the risk and rewards of ownership relating the transferred asset, the transferred assets are continuously recognized, and the proceeds from the transfer are recognized as a liability.

(iv) Offsetting

Financial assets and liabilities are offset only when the Company has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(d) Derivative financial assets

(i) Derivatives and Hedge Accounting

The Company holds derivative financial instruments to hedge foreign exchange and interest rate exposures.  If the host contract is not a financial asset and meets certain requirements, the embedded derivative is accounted for separately and separated from the host contract.

Derivatives are measured at fair value on initial recognition and subsequently measured at fair value and changes are generally recognized in profit or loss.

The Company designates specific derivatives and non-derivative financial liabilities as hedging instruments to hedge the variability of cash flows associated with future forecast transactions that are likely to arise from changes in exchange rates and interest rates, as the purpose of hedging exchange risk against net investments in foreign operations.

At the inception of the hedge, the Company documents the purpose and strategy of risk management to perform the hedge.  The Company documents the economic relationship between the hedged item and the hedging instrument, including whether changes in the cash flows of the hedged item and the hedging instrument are expected to offset each other.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

3. Significant Accounting Policies, Continued

(d) Derivative financial assets, continued

(ii) Cash flow hedge

When a derivative is designated as a cash flow hedge, an effective part of the change in the fair value of the derivative is recognized in other comprehensive income and accumulated in the hedge reserve. Effective portion of the changes in the fair value of the derivative that is recognized in other comprehensive income is limited to the cumulative change in fair value of the hedged item determined on the basis of present value from the inception of the hedge. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If a hedged item that is a forecast transaction is subsequently recognized in a non-financial asset, the cumulative hedge reserve and the cost of the hedge are included directly in the initial cost of the non-financial asset when the non-financial asset is recognized.

For other hedged items that are forecast transactions, the accumulated hedge reserve and the cost of the hedge are reclassified to profit or loss in the same period or in the period during which the expected hedged future cash flows affect profit or loss.

If the hedge no longer meets the hedge accounting requirements or the hedging instrument is sold, decimated, terminated or exercised, the hedge accounting is discontinued prospectively.

If a non-financial item is a recognized hedge transaction and hedge accounting for cash flow hedges is discontinued, the amount that has been accumulated in the cash flow hedge reserve and the cost of the non-financial item remain in equity until the non-financial item is initially recognized and its amount is included in the cost of the non-financial item.  For other cash flow hedges, the amounts are reclassified to profit or loss in the same period or periods as the hedged future cash flows affect profit or loss.

(iii) Net-investment hedge

If the hedged future cash flows are no longer expected to occur, that amount shall be immediately reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment.

When a derivative instrument or a non-derivative financial liability is designated as the hedging instrument in a hedge of a net investment in a foreign operation, the effective portion of, for a derivative, changes in the fair value of the hedging instrument or, for a non-derivative, foreign exchange gains and losses is recognized in other comprehensive income and presented in the translation reserve within equity.  Any ineffective portion of the changes in the fair value of the derivative or foreign exchange gains and losses on the non-derivative is recognized immediately in profit or loss.

The amounts recognized in other comprehensive income is reclassified to profit or loss as reclassification adjustments at the disposal of the foreign operation.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

3. Significant Accounting Policies, Continued

(e) Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, could be exchanged, between knowledgeable, willing parties in an arm's length transaction.

For financial instruments traded in active markets, the fair value of financial instruments is measured at quoted prices.  A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available, and those prices represent actual and regularly occurring market transactions on an arm's length basis.

If the market for a financial instrument is not active, the Company establishes fair value by using a valuation technique.  Valuation techniques include using recent arm’s length transactions between knowledgeable, willing parties, if available, reference to the current fair value of other instruments that are substantially the same.  Fair value is estimated on the basis of the results of a valuation technique that makes maximum use of market inputs, and relies as little as possible on entity-specific inputs.  Periodically, the Company calibrates the valuation technique and tests it for validity using prices from any observable current market transactions in the same instrument or based on any available and observable market data.

The fair value of a financial instrument on initial recognition is normally the transaction price – i.e. the fair value of the consideration given or received.  However, if part of the consideration given or received is for something other than the financial instrument, the fair value of the financial instrument is estimated, using a valuation technique.  Any additional amount lent is an expense or a reduction of income unless it qualifies for recognition as some other type of asset.

The fair value of interest-free installment purchases (which is offered for marketing purpose to expand credit sales) is measured by using the discount rate considering the credit rating of the Company and the credit risk of customers.  As the source of the yield and the purpose of customers using interest-free installment purchases are different from those of installment purchases with interest, the discount rate is calculated in that way.

(f) Impairment of financial assets

The Company recognizes a loss allowance for expected credit losses on the following assets:

- Financial assets measured at amortized cost

The Company measures loss allowances at an amount equal to the lifetime expected credit losses “ECLs”, except for the following, which are measured as twelve month ECLs:

- Financial instrument that are determined to have low credit risk at the reporting date; and

- Financial instrument for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Company’s historical experience and informed credit assessment and including forward-looking information.

The Company assumes that the credit risk on a financial asset has increased significantly when:

- Asset credit quality is cautionary or less

- Significant changes in credit rating occur; or

- Specified overdue pool segment (personal card assets past due over seven days, etc.) incurs

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

3. Significant Accounting Policies, Continued

(f) Impairment of financial assets, continued

The Company considers a financial asset to be in default when:

- The financial asset is more than 90 days past due.

When estimating ECLs, The maximum period is the maximum contractual period over which the Company is exposed to credit risk.

(i) Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses.  Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive).  ECLs are discounted at the effective interest rate of the financial asset.

(ii) Credit-impaired financial assets

At each reporting date, the Company assesses whether financial assets carried at amortized cost are credit-impaired.  A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that financial assets impaired includes the following observable information.

∙	Significant financial difficulty of the borrower or issuer
∙	Default or delinquency in interest or principal payments
∙	Restructuring of a loan or a concession granted by the Company, which the Company would not otherwise consider
∙	Indications that a borrower or issuer will enter bankruptcy or other financial reorganization
∙	The disappearance of an active market for a security
∙

Observable data that there is a measurable decrease in the estimated future cash flows from a group of financial assets, since the initial recognition of those assets, although individual cash flows cannot be discriminated

(iii) Presentation of impairment

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

(iv) Write-off

The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. The Company evaluates whether there is a reasonable expectation of recovering a financial asset based on historical experience of recoveries of similar assets.  The Company expects no significant recovery from the amount written off.  However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

3. Significant Accounting Policies, Continued

(g) Property and equipment

Items of property and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses.  Costs include expenditures that are directly attributable to the acquisition of the assets.  The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located.  The Company elected to measure land and buildings at fair value at the date of transition and use those fair values as their deemed costs.  After first initial recognition, an items of property and equipment are recognized as carrying amount, which is the amount of taking accumulated depreciation and accumulated impairment losses off acquisition cost.

The cost of replacing a part of an item of property or equipment is recognized in its carrying amount if it is probable that the Company will economically benefit from the part and its cost can be measured reliably.  The carrying amount of the replaced part is removed.  The costs of the day-to-day servicing of items of property and equipment are recognized in profit or loss as incurred.

Land is not depreciated, and items of other property and equipment are depreciated using the straight-line method over their estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset.  When parts of an item of property or equipment have different useful lives, they are accounted for as separate items of property and equipment.

Gains and losses from disposing an item of property and equipment are the amount of difference between the carrying value of the item and the proceeds from the disposal and are recognized as other operating income.

The estimated useful lives and depreciation methods are as follows:

Descriptions	Useful lives	Depreciation method
Buildings	40 years	Straight-line method
Vehicles	5 years	Straight-line method
Other tangible assets	4 years	Straight-line method

Depreciation methods, useful lives and residual values are reviewed at each fiscal year-end and adjusted if appropriate. Such adjustments are accounted for as a change in an accounting estimate.

(h) Intangible assets

Intangible assets are measured initially at cost and after initial recognition are carried at cost less accumulated amortization and any accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use.  The residual value of intangible assets is zero.  However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Descriptions	Useful lives
Membership	Indefinite
Development cost	4 years
Software	4 years
Other intangible assets	5 years or less

3. Significant Accounting Policies, Continued

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

(h) Intangible assets, continued

Amortization methods, useful lives and residual values are reviewed at each fiscal year-end and adjusted if appropriate.  The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support the indefinite useful life assessments for those assets.  Such adjustments are accounted for as a change in an accounting estimate.

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

(i)Leases

(i) Lessor

Lease income from operating leases where the Company is a lessor is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the statement of financial position based on their nature.

(ii) Lessee

Contracts may contain both lease and non-lease components. The Company allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. However, for leases of real estate for which the Company is lessee, the Company applies the practical expedient which has elected not to separate lease and non-lease components and instead accounts for these as a single lease component.

Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

The lease payments shall be discounted using the interest rate implicit in the lease, if that rate can be readily determined. If that rate cannot be readily determined, the lessee shall use the lessee’s incremental borrowing rate, the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

The Company determines the lease term as the non-cancellable period of a lease, together with both (a) periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and (b) periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. When the lessee and the lessor each has the right to terminate the lease without permission from the other party, the Company should consider a termination penalty in determining the period for which the contract is enforceable.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

3. Significant Accounting Policies, Continued

(i)Leases, continued

-Fixed payments (including in-substance fixed payments), less any lease incentives receivable

-Variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date

-Amounts expected to be payable by the Company (the lessee) under residual value guarantees

-The exercise price of a purchase option if the Company (the lessee) is reasonably certain to exercise that option, and

-Payments of penalties for terminating the lease, if the lease term reflects the Company (the lessee) exercising that option

The lease payments shall be discounted using the interest rate implicit in the lease, if that rate can be readily determined. If that rate cannot be readily determined, the lessee shall use the lessee’s incremental borrowing rate, the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

To determine the incremental borrowing rate, the Company:

-where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received

-uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by a subsidiary of the Company, which does not have recent third-party financing, and

-makes adjustments specific to the lease, for example term, country, currency and security.

If a readily observable amortizing loan rate is available to the individual lessee (through recent financing or     market data) which has a similar payment profile to the lease, then the Company uses that rate as a starting point to determine the incremental borrowing rate.

The Company is exposed to potential future increases in variable lease payments based on an index or rate,

which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

-the amount of the initial measurement of lease liability

-any lease payments made at or before the commencement date less any lease incentives received

-any initial direct costs, and

-restoration costs

The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis. If the Company is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life. Although the Company elected to apply the revaluation model to its land and buildings that are presented in property, plant and equipment, the Company elected not to apply that revaluation model to buildings held by the Company that are presented in the right-of-use assets.

Payments associated with short-term leases of equipment and vehicles and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less without a purchase option. Low-value assets comprise IT-equipment and small items of office furniture.

3. Significant Accounting Policies, Continued

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

(j)Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount. The Company estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Company estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pretax  discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or the CGU.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

(k) Non-derivative financial liabilities

The company classifies financial liabilities based on the substance of the contractual agreement and the definition of a financial liability into financial liabilities at fair value through profit or loss and other financial liabilities and recognize them on the company financial statements when the company becomes the party to the contractual agreement.

(i) Financial liabilities at fair value through profit or loss

A financial liability is classified as at fair value through profit or loss if it is classified as held-for-trading, or it is designated as such on initial recognition.  Financial liabilities at fair value through profit or loss are subsequently measured at fair value, and changes in the fair value are recognized in profit or loss.  Transaction costs incurred for issuing such liabilities at initial recognition are immediately recognized in profit or loss as incurred.

(ii) Other financial liabilities

Non-derivative financial liabilities not classified as at fair value through profit or loss are classified as other financial liabilities.  Other financial liabilities are measured at fair value less direct transactions costs incurred for issuing such liabilities at initial recognition.  Other financial liabilities are subsequently measured at amortized cost using the effective interest method, and related interest expenses are recognized using the effective interest method.

(iii) Derecognition of financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.  On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

3. Significant Accounting Policies, Continued

(l)Employee benefits

(i) Short-term employee benefits

Short-term employee benefits that are due for settlement within 12 months following the end of the reporting period during which the employees render the related service are recognized as the amount expected to be paid when the service is provided in profit or loss.  Short-term employee benefits are measured undiscounted. 3. Significant Accounting Policies, Continued

(ii) Post-employment benefit plan

The Company has introduced and manages both a defined benefit pension plan and a defined contribution pension plan. Employees have a right to choose one of the pension plans.

Defined contribution plans

With relations to defined contribution plans, when an employee rendered a service for a certain period of time, obligations for contributions to defined contribution plans are expensed in profit or loss, unless included in the cost of an asset.  Obligations for contributions less prepaid contributions are recognized as a liability (accrued expenses). In addition, when prepaid contributions are exceeding the obligations for contributions for the service provided before the end of reporting period, the Company recognizes the decrease in future payments or cash refunds as an asset (prepaid expense)

Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value.  The fair value of plan assets is deducted.  The calculation is performed annually by an independent actuary using the projected unit credit method.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding Interest), are recognized immediately in other comprehensive income.  The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments.  Net interest expense and other expenses related to defined benefit plans are recognized in personnel expenses in profit or loss.

The discount rate is the yield at the reporting date on high-quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid.  The Company recognizes service cost and net interest on the net defined benefit liability (asset) in profit or loss and remeasurements of the net defined benefit liability (asset) in other comprehensive income.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

3. Significant Accounting Policies, Continued

(l)Employee benefits, continued

(iii) Termination benefits

Termination benefits are recognized as an expense when the Company is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.

Termination benefits for voluntary redundancies are recognized as an expense if the Company has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.  If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value

(m)Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision.  If the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation.  The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate.  If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Company recognized provisions with regard to litigation and unused credit commitments for credit purchases and cash advances.  Allowance for unused credit commitments is estimated using valuation model by credit conversion factor, probability of default and loss given default.  In addition, in accordance with rental contracts that require restoration at the end of the contract period, present values of the expected restoration costs are recognized as allowance for asset retirement obligation.

(n) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Company at exchange rates at the dates of the transactions.  Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date.  Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.  Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.  Foreign currency differences arising on the settlement of monetary items and on translating monetary items are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in other comprehensive income.  When gains or losses on non-monetary items are recognized in other comprehensive income, exchange components of those gains or losses are recognized in other comprehensive income.  Conversely, when gains or losses on non-monetary items are recognized in profit or loss, exchange components of those gains or losses are recognized in profit or loss.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

3. Significant Accounting Policies, Continued

(o) Share capital

Ordinary shares are classified as equity.  Incremental costs directly attributable to the issue of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Significant Accounting Policies, Continued

(p)Share-based payment transactions

For equity-settled share-based payment transactions, the Company measures the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably.  If the Company cannot estimate reliably the fair value of the goods or services received, the Company measures their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted.  The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

In the case of cash-settled share-based payment transactions in which cash is paid in exchange for the goods or services received, the goods or services received and the liabilities borne in return are measured at fair value and recognized as employee benefit expenses and liabilities during the vesting period. I'm doing it. In addition, the fair value of the liability is remeasured at the end of each reporting period and at the final settlement date until the liability is settled, and the change in fair value is recognized as salary.

Shinhan Financial Group, which is the parent company, has granted shares or share options to the Company’s employees.  In accordance with a repayment arrangement with Shinhan Financial Group, the Company is required to pay Shinhan Financial Group for the provision of the share-based payments.  The Company recognizes the costs as expenses and accrued expenses in liabilities for the service period.  When vesting conditions are not satisfied because of death, retirement or dismissal of employees during the specified service period, no amount is recognized for goods or services received on a cumulative basis. Share-based payment agreements granted by Shinhan Financial Group to employees are accounted for as equity-settled share-based payment transactions, and share-based payment agreements granted by the Company to employees are accounted for as cash-settled share-based payment transactions, regardless of the repayment arrangement with Shinhan Financial Group.

(q)Revenue from contracts with customers

The Company recognizes fee income from cardholders and merchants on an accrual basis applying the five-step approach (Step 1: Identify the contract(s) with a customer, Step 2: Identify the performance obligations in the contract, Step 3: Determine the transaction price, Step 4: Allocate the transaction price to the performance obligations in the contract, Step 5: Recognize revenue when the entity satisfied a performance obligation).  However, the Company recognizes service charges from delinquent cardholders on cash basis.  Certain fees associated with lending activities which meet specified criteria, are deferred and amortized over the life of the loan as an adjustment to the carrying amount of the loan.  The amortization of deferred fee is recognized as operating revenue or expense by the effective interest rate method.

The fair value of the consideration received or receivable in respect of the initial sale is allocated between award credits (“points”) and other components of the fee and commission income.  The Company provides awards, in the form of price discounts or by offering a variety of gifts.  The amount allocated to the points is estimated by reference to the fair value of the monetary and non-monetary benefits for which they could be redeemed, since the fair value of the points themselves is not directly observable.  The fair value of the benefits is estimated taking into account the expected redemption rate and the timing of such expected redemptions. The amount allocated to the points is regarded as consideration payable to the customer and recognized as a reduction of fee and commission income.

3. Significant Accounting Policies, Continued

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

(r)Finance income and finance costs

The Company’s Finance income and finance costs consist of:

- Interest income;

- Interest expense;

- Dividend income;

- Net income or loss on financial assets measured at fair value through profit or loss;

- Net income or loss on foreign currency transactions;

- Net impairment losses or reversals of impairment losses on financial assets measured at amortized cost;

- Remeaseurement gains on acquirer’s previously held equity interest in the acquiree at its acquisition-date fair value;

- Loss of changes in fair value of contingent consideration classified as a financial liability;

- Hedge ineffectiveness recognized in profit or loss; and

- Net reclassified profit or loss on cash flow hedges of interest rate risk and exchange rate risk of borrowings previously recognized in other comprehensive income

Interest income or expense was recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability to the gross carrying amount of a financial asset or to the amortised cost of a financial liability.

When calculating interest income or interest expense, the effective interest rate is applied to the gross carrying amount of the asset (if the asset is not credit-impaired) or to the amortized cost of the liability. However, for financial assets that subsequently have been credit-impaired since initial recognition, interest revenue is calculated by applying an effective interest rate to the amortised cost of the financial asset. The Company calculates the interest revenue by applying the effective interest rate to the gross carrying amount if the financial asset is no longer credit-impaired.

(s)Income taxes

Income tax on the income or loss for the year comprises current and deferred tax.  Income tax is recognized in the statement of comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Shinhan Financial Group, which is the parent company, files with the Korean tax authorities its national income tax return under the consolidated corporate tax system, which allows it to make national income tax payments based on the consolidated profits or losses of the Shinhan Financial Group and its wholly owned domestic subsidiaries including the Company.  Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected profits or losses of eligible companies in accordance with the consolidated corporate tax system. The consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their stand-alone financial statements.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

3. Significant Accounting Policies, Continued

(s)Income taxes, continued

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries and associates, except to the extent that the Company is able to control the timing of the reversal of the temporary difference; and it is probable that the temporary difference will not reverse in the foreseeable future.  The Company recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that, and only to the extent that it is probable that the temporary difference will reverse in the foreseeable future; and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the end of reporting period.  The measurement of deferred tax liabilities and deferred tax assets reflect the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

(t)Earnings per share

The Company presents basic earnings per share (EPS) data for its ordinary shares.  Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held.

(u) Goodwill impairment test

The recoverable amounts of each CGU are evaluated based on their respective value in use.

(v) Insurance contracts

Insurance contracts are contracts under which the Company accepts significant insurance risk from a policyholder by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder. A contract that meets the definition of an insurance contract remains an insurance contract until all rights and obligations are extinguished. The Company recognized assets and liabilities related to insurance contracts as other assets and liabilities in the separate statements of financial position and income and expenses related to insurance contracts as other commission income and expense in the separate statements of comprehensive income.

The Company recognizes insurance liabilities to provision the future payment that will be paid based on above insurance contracts, and details are as follows:

Premium reserves

The Company reserves expected amount to be paid after the reporting period although the insured event had occurred before the reporting period.

Unpaid premium reserves

As of the end of the reporting period, premiums that have paid due are calculated based on premiums and the liability reserve calculation method.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

3. Significant Accounting Policies, Continued

(w) New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are not mandatory for the Company for an annual period beginning after January 1, 2020, and the Company has not early adopted them.

The following standards are expected not to have a material effect on the Company:

- Amendments to the Conceptual Framework for Financial Reporting

- Amendments to Korean IFRS No.1103 Business Combinations: Definition of business

- Amendments to Korean IFRS No.1001 Presentation of Financial Statements and Korean IFRS No.1008 Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Materiality

- Korean IFRS No.1117 Insurance Contracts

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

4.Financial Risk Management

(a)General information of risk management

The Company has exposure to the following risks from its use of financial instruments:

∙	Credit risk
∙	Liquidity risk
∙	Market risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital.  Further quantitative disclosures are included throughout these separate financial statements.

(i)Organization for risk management

Major decisions relating to risk management are made by the Risk Management Committee under the Board of Directors. To effectively implement the Risk Management Committee's determination and deliberation, the Company runs the Risk Management Council which includes the CRO (Chief Risk Officer) as chairman and consists of heads of relevant units and divisions. In order to assist the two committees, there is an independent risk management team which is fully in charge of tasks related to risk management.

In addition, the Company established a Credit Review Committee that separately from the Risk Management Council to conduct credit evaluations of corporate customers with outstanding loans over a certain amount and other significant credit matters. The Credit Review Committee is led by the CRO and consists of heads of relevant divisions.

(ii) Risk management process

The Company measures credit risk, liquidity risk, market risk and interest rate risk. The Company presents an acceptable level of risks before the establishment of an annual financial plan, and sets the upper growth limit as a guideline, which considers available capital and risk capital.  On the basis of organized financial plans in accordance with established guidelines, the Company organizes risk plans and sets risk limits and risk tolerance, which encompasses the Company’s entire risk appetite.

Risk limits are set on the basis of the risk capital in principle or set by the regulatory capital in case of absence of a risk capital calculation system.  The Company manages total risk limits, risk limits for each type of risk and risk limits by product. If exceeds 95% of relevant risk limits, in case of total limits, the Company immediately reports the risk limits to the CRO of Shinhan Financial Group and to the Company Risk Management Committee.  In case of risk limits for each type of risk, after consultation with the Shinhan Financial Group, it is adjustable by resolution of the Risk Management Committee within the range of total risk limits. In case of risk limits by product, after prepared countermeasures, it is adjustable by resolution of the Risk Management Council.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

4.Financial Risk Management, Continued

(a)General information of risk management, continued

(iii)Risk monitoring

Risk Monitoring is performed by Shinhan Financial Group’s risk dashboard for early detection of risk, regular risk measurement and monitoring systems by the Risk Management Council and Risk Management Committee, and the Enterprise Risk Management System.  The Company performs weekly monitoring on short-term credit quality indicators and leading economic indicators.

Risk dashboard

The risk dashboard is a risk monitoring system to provide early detection and proactive response to portfolio risks and abnormal symptoms, and key monitoring targets of portfolios by business line and members (low CB grade).  It performs the pre-detection function on the risk factors such as increases in assets, and risks by each monitoring target.  With regard to quantitative indicators such as increases in assets and increases in risks, the Company defines the determination level of risk detection by the statistical significance level.  By regular monitoring, the risk management team together with relevant teams analyzes the cause, and prepares and implement a countermeasure.

Risk measurement and monitoring reporting

The Company regularly reports the overall results of risk measurements and monitoring to the Risk Management Council and Risk Management Committee.  Regular monitoring items consist of operational status of risk limits (total / type / product), portfolio guidelines, levels of enterprise crisis, economic / market trends, detailed indicators of credit quality, and financing and liquidity risks.

(iv)Enterprise crisis management system

The Company maintains a group wide risk management system to detect the signals of any risk crisis preemptively and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Company’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, ‘alert’, ‘imminent crisis’ and ‘crisis’ determination of which is made based on quantitative and qualitative monitoring and impact analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan.

Internal and external crisis indicators for each of credit risk and liquidity risk are divided into core indicators and leading indicators and the stage of crisis is determined quantitatively.  Risk management working-level committee performs analysis of qualitative information and risk management council, consisting heads of departments decides whether to perform entity-wide impact analysis.

Enterprise crisis stages consist of Normal 1, Normal 2, Cautionary 1, Cautionary 2, Crisis Impending, and Crisis, which are determined by a scoring system based on internal and external indicators.

Based on the assessment of crisis stage, appropriate action items for each crisis stage are set up and implemented.  For the purpose of efficient operation of the Enterprise Crisis Management System, detailed roles and responsibilities for each organization are predefined.  Crisis management organizations consist of a Risk management working-level committee which performs daily monitoring, risk management council, consisting heads of departments which is convened when the crisis stage is assessed as above the Cautionary 2 two times in succession.  In addition, the Company has Risk Management Council and Crisis Management Council headed by the CEO, and Group Crisis Management Council headed by the CEO of the Shinhan Financial Group.  These organizations and their detailed roles and responsibilities enable the Company to cope with crisis systemically.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

4.Financial Risk Management, Continued

(a)General information of risk management, continued

(v)Evaluation process

The Company sets and operates the standards on credit card issuances pursuant to the standard of review for payment ability prescribed by the Regulation on Supervision of Specialized Credit Finance Business.  If the basic qualification standards are not met, the issuance of a credit card is prohibited. When standards are met, the issuance of a credit card is possible only if the AS (Application Score) credit rating is above a certain degree, which is based on the Company’s internal information, external information from Credit Bureaus, and personal information in the application form.  The Company prohibits higher-risk customers from being issued a credit card by using supplementary information such as overdue history and Credit Bureaus’ credit ratings.

The Company utilizes customer transaction records with Shinhan Financial Group’s subsidiaries, internal or external credit information, and characteristics of each customer group to improve its assessment functions on credit card issuance to new customers.  The Company performs various kinds of simulations to cope with the changes in surroundings such as market conditions and economic trends so that the Company is able to predict the potential risks of certain customer groups and establish the management policy for higher-risk groups.

The Company determines an optimized credit limit for new credit card holders according to their payment ability by reflecting occupation, income, property, debt, and transaction records with Shinhan Financial Group’s subsidiaries.  The Company operates a management system which enables the Company to monitor the changes in risks and prevent higher-risk groups from being credit card holders by monitoring monthly indicators.

(vi)Credit Scoring System

The Company’s Credit Scoring System consists of ASS (Application Scoring System) and BSS (Behavioural Scoring System). BS (Behavioural Score) evaluates the credit card holder’s credit quality regularly. Credit card AS evaluates potential credit card holder’s credit quality when they apply for credit card. Card loan AS and installment AS evaluate potential customers’ credit quality. The Company utilizes the Credit Scoring System in order to monitor its customers’ and portfolios’ risk exposures.

AS is mainly based on the application form information, and BS is based on history information such as card use and payment after issuing a card. Common use information is calculated by using internal information such as payment ability, assets, period of use of our company, financial institution transaction details of applicants, external information such as credit rating agencies (NICE, KCB), and banking association.

AS application work is approved if the applicant's credit rating is above a certain score and does not correspond to the policy refusal reason such as delinquency of other card companies. AS application is a long-term customer of Shinhan Financial Group and a card applicant with good credit history. In addition, we use the elements of credit rating as the basis for setting the limit when issuing cards. The monthly recalculated BS predicts the delinquency rate of card members, and we use it to monitor members and monitor portfolio risk exposures.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

4.Financial Risk Management, Continued

(b)Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities.  The Company complies with credit risk management procedures pursuant to internal guidelines and regulations and continually monitors and improves these guidelines and regulations.  Application of credit risk management includes not only all the transactions in these separate financial statements but also off balance items such as guarantees, loan agreements and derivatives transactions that could possibly generate economic loss.  The Company assesses credit risks of those transactions and sets a limit on expected credit risks in advance.

The Company estimates credit risks of financial instruments using PD (probability of default), LGD (loss given default), and EAD (exposure at default) utilizing the risk estimation methodology of Basel II.  The Company applies the Basel basis conservatively to reflect the credit card crisis of 2003 and the nature of the credit card business. Credit risks of derivatives, due from banks and securities are assessed using the modified standard methodology of Basel.  Credit risks are divided into respective business segments and merchandise segments, and the Company sets limits for each segment, which are monitored by the risk control process, and established an action plan in case that credit risks get close to, or exceed limits.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

4.Financial Risk Management, Continued

(b)Credit risk, continued

(i) Exposure to credit risk

The carrying amount of financial instruments represents the Company’s maximum exposure to credit risk.  Exposure to credit risk of the Company as of December 31, 2020 and 2019 is as follows.  Cash held by the Company is excluded.

		2020	2019

Due from banks and credit card assets at amortized cost, etc. (*1)
Banks	~~W~~	768,950	721,858
Household		26,305,118	25,413,991
Credit sales		12,881,691	13,533,115
Cash advances		1,444,634	1,725,995
Card loans		6,776,631	6,226,638
Installment finance and others		5,202,162	3,928,243
Government/Public institution/ The Bank of Korea		32,929	35,625
Corporate		3,211,431	2,837,395
		30,318,428	29,008,869

Financial assets at FVTPL
Debt securities		3,128	2,228
Beneficiary certificates		1,141,163	880,101
		1,144,291	882,329

Derivative financial assets		207	472
Other assets (*1)
Other financial assets		750,358	586,427
	~~W~~	32,213,284	30,478,097

(*1) The maximum exposure to credit risk is measured as net of allowance for doubtful accounts, deferred loan origination costs, and present value discount amount.

As of December 31, 2020 and December 31, 2019, the maximum exposure to credit risk caused by unused credit commitments amounted to W83,075,972 million and W76,653,756 million, respectively. As of December 31, 2020 and December 31, 2019, the balance of the Borrowing guarantee we provided to the subsidiary is W158,422 million and W138,239 million. As of December 31, 2020, the securities purchase agreement signed by the Company is W99,400 million.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

4.Financial Risk Management, Continued

(b)Credit risk, continued

(ii) Credit risk exposure by measurement method

Under the measurement method of loss allowance, the amounts of due from banks and credit card assets at amortized cost, etc. by internal credit rating as of December 31, 2020 and 2019 is as follows:

		2020
		12 month ECLs measurement		Lifetime ECLs measurement		Impaired assets	Subtotal	Allowance for doubtful accounts	Total
		Prime	Normal	Prime	Normal	Impaired

Banks	~~W~~	766,973	79	1,898	18	-	768,968	(18)	768,950
Household
Credit sales		10,717,304	501,689	1,028,358	837,082	50,960	13,135,393	(253,702)	12,881,691
Cash advances		652,400	252,857	162,134	476,098	27,431	1,570,920	(126,286)	1,444,634
Card loans		4,532,896	1,087,182	555,476	827,325	61,701	7,064,580	(287,949)	6,776,631
Installment finance and others		3,796,745	1,048,766	139,353	138,530	338,456	5,461,850	(259,688)	5,202,162
		19,699,345	2,890,494	1,885,321	2,279,035	478,548	27,232,743	(927,625)	26,305,118
Government/Public institution/ The Bank of Korea		32,929	-	-	-	-	32,929	-	32,929
Corporate		1,445,337	1,653,562	10,892	129,658	6,870	3,246,319	(34,888)	3,211,431
	~~W~~	21,944,584	4,544,135	1,898,111	2,408,711	485,418	31,280,959	(962,531)	30,318,428

		2019
		12 month ECLs measurement		Lifetime ECLs measurement		Impaired assets	Subtotal	Allowance for doubtful accounts	Total
		Prime	Normal	Prime	Normal	Impaired

Banks	~~W~~	719,844	127	1,900	1	70	721,942	(84)	721,858
Household
Credit sales		11,177,031	532,951	1,128,516	891,550	65,891	13,795,939	(262,824)	13,533,115
Cash advances		818,342	295,888	197,015	517,550	35,157	1,863,952	(137,957)	1,725,995
Card loans		4,183,428	929,089	545,628	765,639	67,904	6,491,688	(265,050)	6,226,638
Installment finance and others		2,790,963	784,226	132,883	138,647	297,758	4,144,477	(216,234)	3,928,243
		18,969,764	2,542,154	2,004,042	2,313,386	466,710	26,296,056	(882,065)	25,413,991
Government/Public institution/ The Bank of Korea		35,625	-	-	-	-	35,625	-	35,625
Corporate		1,320,237	1,397,625	10,304	128,951	7,882	2,864,999	(27,604)	2,837,395
	~~W~~	21,045,470	3,939,906	2,016,246	2,442,338	474,662	29,918,622	(909,753)	29,008,869

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

4.Financial Risk Management, Continued

(b)Credit risk, continued

(ii) Credit risk exposure by measurement method, continued

Under the measurement method of loss allowance, the amounts of off-balance item by internal credit rating as of December 31, 2020 and 2019 are as follows:

		2020
		Loan commitments and other credit-related liabilities
		12 month ECLs measurement	Lifetime ECLs Measurement	Impaired assets	Total

Prime	~~W~~	76,379,901	3,446,501	-	79,826,402
Normal		2,160,009	1,086,461	-	3,246,470
Impairment		-	-	3,100	3,100
	~~W~~	78,539,910	4,532,962	3,100	83,075,972

		2019
		Loan commitments and other credit-related liabilities
		12 month ECLs measurement	Lifetime ECLs measurement	Impaired assets	Total

Prime	~~W~~	70,219,055	3,360,688	-	73,579,743
Normal		2,028,640	1,022,988	-	3,051,628
Impairment		-	-	22,385	22,385
	~~W~~	72,247,695	4,383,676	22,385	76,653,756

In the case of individual members, based on the internal credit rating, the Company manages the members with lower credit loss ratio compared to the profit ratio before impairment with prime, while others are classified as normal.  In case of corporate members, AAA ~ BBB+ rating and non-rating of government/public institutions/central banks are classified as prime, while others are classified as normal.

(iii) Reflection of forward-looking information

The Company reflects the forward-looking information presented by the internal expert group based on various information when measuring expected credit losses. For the purpose of forecasting this forward-looking information, the Company utilizes the economic prospects disclosed by domestic and overseas research institutes or government and public institutions.

The Company reflects the future macroeconomic situation reflecting the weights calculated by the Company in the measurement of expected loss. The expected loss in this respect reflects the most likely outcome and is based on the same assumptions as the Bank estimates based on its business plan and management strategy.

The Company analyzed data from the past to derive correlations between major macroeconomic variables and credit risk necessary for predicting credit risk and credit loss for each portfolio, and then reflected forward-looking information through regression

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

equation estimation. To reflect the COVID-19 economic situation, the Company reviewed three scenarios: upside, central, and downside, and reflected the final forward-looking information.

4.Financial Risk Management, Continued

(b)Credit risk, continued

(iii) Reflection of forward-looking information, continued

Major macroeconomic variables	Correlation between credit risks
Economic growth rate	Negative correlation
Consumer inflation rate	Negative correlation
Domestic consumption growth rate	Negative correlation
Facility investment growth rate	Negative correlation
Composite stock Price index	Negative correlation

The predicted correlation between the macroeconomic variables used by the Company and the risk of default is derived based on long-term data over the past 10 years.

The recent actual default rate is an important reference when estimating the default rate considering the future economic outlook. Although various economic indicators deteriorated due to the economic contraction caused by COVID-19 in 2020, the Company’s actual default rate remains stable.

The Company has considered multiple economic scenarios in applying forward-looking information for measuring expected credit loss. If the weight of the upside, central, and downside scenarios is assumed to be 100% with all other assumptions held constant, the sensitivity analysis according to the impact on the company's expected credit loss provision is as follows.

(in millions of won)
Scenario		100%	Difference with the book value
Upside	~~W~~	1,149,200	(24,109)
Central		1,168,345	(4,964)
Downside	~~W~~	1,208,514	35,205

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

4.Financial Risk Management, Continued

(c)Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.  Liquidity risk could be caused by maturity mismatch of financial assets and liabilities, or temporary insolvency by unexpected cash outflows.  It includes economic losses that the Company will incur in the process of financing high interest rates, or disposing of invested assets in order to meet its obligations.  The Company manages liquidity risk by considering all liquidity variation factors that can cause cash inflows and cash outflows.

The Company sets the goal of “month-end liquidity” as the liquidity level at which the Company could pay its obligations in the next three months.  Real liquidity gap ratio of maturity of financial assets and liabilities, liquidity buffer ratio, and ABS to borrowings ratio are major indices of liquidity risks monitored by the Company, defined as cautious, apprehensive, and risky.  The Company has prepared contingency plans for various liquidity crises.

(i)Maturity analysis of non-derivative financial instruments

The maturity analysis for non-derivative financial assets and liabilities as of December 31, 2020 and 2019 is as follows.  Such undiscounted contractual cash flows differ from the discounted amount included in the separate statement of financial position, as they include estimated interest payments.

The Company expects that there would be no significant changes in the timing of cash flows.

		2020
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total

Assets:
Cash and due from banks	~~W~~	358,534	-	-	-	-	-	358,534
Credit card assets at amortized cost, etc.		9,722,668	5,983,646	4,039,351	4,937,322	7,682,972	332,614	32,698,573
Financial assets at FVTPL		1,148,006	-	-	-	-	-	1,148,006
Financial assets at FVOCI		-	-	-	-	-	32,143	32,143
Other financial assets		704,494	9,593	12,342	19,974	19,913	-	766,316
	~~W~~	11,933,702	5,993,239	4,051,693	4,957,296	7,702,885	364,757	35,003,572
Liabilities:
Borrowings	~~W~~	432,553	446,717	580,641	594,234	4,819,303	162,128	7,035,576
Debentures		549,409	452,138	1,011,317	2,148,338	13,214,627	630,413	18,006,242
Other financial liabilities		2,605,932	14,466	23,780	40,689	307,255	5,708	2,997,830
	~~W~~	3,587,894	913,321	1,615,738	2,783,261	18,341,185	798,249	28,039,648
Off-balance item(*):
Guarantee	~~W~~	190,575	-	-	-	-	-	190,575
Securities purchase agreement		99,400	-	-	-	-	-	99,400
Unused credit commitments		83,075,972	-	-	-	-	-	83,075,972
	~~W~~	83,365,947	-	-	-	-	-	83,365,947

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

4.Financial Risk Management, Continued

(c)Liquidity risk, continued

(*) Guarantee and unused credit commitments are classified into the earliest possible period because the payment must be executed immediately if the counterparty requests pay

(i)Maturity analysis of non-derivative financial instruments, continued

		2019
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total

Assets:
Cash and due from banks(*1)	~~W~~	528,677	-	-	-	-	-	528,677
Credit card assets at amortized cost, etc.		10,161,358	5,944,409	3,835,688	4,174,834	6,540,621	309,954	30,966,864
Financial assets at FVTPL		886,134	-	-	-	-	-	886,134
Financial assets at FVOCI		-	-	-	-	-	35,938	35,938
Other financial assets		525,414	6	290	-	-	79,422	605,132
	~~W~~	12,101,583	5,944,415	3,835,978	4,174,834	6,540,621	425,314	33,022,745
Liabilities:
Borrowings	~~W~~	268,782	407,196	458,032	367,389	5,109,740	635,543	7,246,682
Debentures		146,981	166,489	20,231	107,280	14,601,705	340,000	15,382,686
Other financial liabilities		2,482,155	13,797	21,343	36,689	773,066	36,238	3,363,288
	~~W~~	2,897,918	587,482	499,606	511,358	20,484,511	1,011,781	25,992,656
Off-balance item(*2):
Guarantee	~~W~~	138,239	-	-	-	-	-	138,239
Unused credit commitments		76,653,756	-	-	-	-	-	76,653,756
	~~W~~	76,791,995	-	-	-	-	-	76,791,995

(*1) Restricted due from banks as of December 31, 2020 are excluded.

(*2) Guarantee and unused credit commitments are classified into the earliest possible period because the payment must be executed immediately if the counterparty requests payment.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

4.Financial Risk Management, Continued

(c)Liquidity risk, continued

(ii)Maturity analysis of derivatives financial instruments

The maturity analysis including the remaining contractual maturities for the derivatives as of December 31, 2020 and 2019 is as follows.

The amounts shown in the table were calculated based on the information below.

-Gross settlement: gross amount of cash received or paid

-Net settlement: net amount of cash received or paid

		2020
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years~	Total
Net settlement cash outflow	~~W~~	(1,824)	(2,864)	(4,052)	(7,371)	(14,549)	-	(30,660)
Gross settlement cash inflow		-	4,871	2,992	7,863	841,391	-	857,117
Gross settlement cash outflow		-	(3,446)	(2,540)	(5,944)	(876,642)	-	(888,572)
	~~W~~	(1,824)	(1,439)	(3,600)	(5,452)	(49,800)	-	(62,115)

		2019
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years~	Total
Net settlement cash outflow	~~W~~	(858)	(1,639)	(2,548)	(5,702)	(22,829)	-	(33,576)
Gross settlement cash inflow		-	2,160	-	5,183	41,466	375,679	424,488
Gross settlement cash outflow		-	(1,442)	-	(3,408)	(27,358)	(376,725)	(408,933)
	~~W~~	(858)	(921)	(2,548)	(3,927)	(8,721)	(1,046)	(18,021)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

4. Financial Risk Management, Continued

(d)Market risk

Market risk from trading positions is the risk that changes in market prices, such as foreign exchange rates, interest rates, and equity prices will affect the Company’s income or the value of its holdings of financial instruments.  The Company is exposed to interest rate risk of financial assets and liabilities in the case of non-trading assets and interest rate risk of MMF(Money Market Fund) and MMT(Money Market Trust) in the case of trading assets and only foreign exchange rate risk because the Company hedges all cash flows of foreign currency liabilities with currency rate swaps.  The Company is exposed to only equity price risk of foreign currency equity securities.

The Company assesses risks of expected transactions and sets up limits to control market risks to the extent that the Company can handle.  The Company assessed market risks on the basis of the Basel standard methodology and the Historical VaR(Value at Risk) method, established risk limits respectively, monitored, and established an action plan in case that market risks get close to, or exceed limits.

(i)Market risk management from trading positions

The Company assessed market risk from trading positions using the standard methodology of Financial Supervisory Service.  The following represents the Company’s assessment of its potential loss in financial assets at fair value through profit or loss as of December 31, 2020 and 2019 and trading financial assets as of December 31, 2020 and 201 that are exposed to the respective risks:

		2020
		Average	High	Low	At December 31
Interest rate risk	~~W~~	7,031	9,654	5,175	5,701

		2019
		Average	High	Low	At December 31
Interest rate risk	~~W~~	3,683	5,160	2,225	4,401

(ii) VaR and EaR management from non-trading positions

Interest rate risk from non-trading positions

The principal market risk from non-trading activities of the Company is interest rate risk.  The Company makes an effort to minimize variations of net assets and profit by assessing and controlling interest rate risk of non-trading positions.  Interest rate VaR and EaR to which real interest rate variations of assets and liabilities are applied are used to assess interest rate risk.

Interest rate VaR estimates, at a 99.9% confidence level, the expected maximum loss assuming a one-year holding period.  The Company calculates the interest rate VaR using an internal model which has been designed to apply historical interest rate scenarios provided by accompanying net asset value simulations due to interest rate changes.

Interest rate EaR (Earning at Risk) is the maximum expected loss of net interest income within the next year due to negative variations of interest rates.  Interest rates EaR is assessed considering interest rate repricing gap, differences between expected interest rate variation timing and target period (one year), and expected interest rate variation.  Applied interest rate variation timing for each maturity level and interest rate shock (200bp) were suggested by Basel.  Financial assets of low sensitivity were excluded.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

4.Financial Risk Management, Continued

(d)Market risk, continued

(ii)VaR and EaR management from non-trading positions, continued

Interest rate risk from non-trading positions, continued

Interest rates VaR and EaR of non-trading positions as of December 31, 2020 and 2019 are as follows:

		2020	2019
Interest rate VaR	~~W~~	463,635	696,505
Interest rate EaR		593,452	554,499

Equity price risk and foreign exchange rate risk from non-trading positions

The Company assessed equity price risk and foreign exchange rate risk from foreign currency equity securities and foreign currency deposits of non-trading positions using the Historical VaR method.  Assuming that asset returns are possible in case of crisis, historical VaR of the equity price and foreign currency rate is calculated at bottom 99% of 10 day holding period volatility for one year (250 trading days) in reporting date.  Total VaR is calculated assuming that equity price risk and foreign exchange rate risk occur at the same time.  Variance effect is calculated based on the difference between the total VaR and the sum of price risk and foreign exchange rate risk.

The Company does not have any non-trading positions that are exposed to equity risk and foreign exchange rate risk.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

4.Financial Risk Management, Continued

(d)Market risk, continued

(iii)Foreign exchange risk

The Company has been exposed to foreign exchange risk of financial assets and financial liabilities denominated in a foreign currency other than the functional currency, Korean won.  Cash outflows of liabilities denominated by foreign currency were hedged by currency rate swap.  Exposures to foreign exchange risk of foreign currency denominated assets and liabilities as of December 31, 2020 and 2019 are as follows:

(In millions of U.S. dollars, millions of Indonesian Rupiah, millions of Kazakhstani Tenge, millions of Vietnamese Dong, and millions of won)
2020
	Foreign currency						KRW equivalent
	USD	IDR	KZT	MMK	VND
Deposit	-	-	-	-	-	W	53
Loans	80	-	-	-	-		87,040
Borrowings	(400)	-	-	-	-		(435,200)
Debentures	(400)	-	-	-	-		(435,200)
Other financial liabilities	-	-	-	-	-		-
On-balance exposure	(720)	-	-	-	-		(783,307)
Derivatives	720	-	-	-	-		783,360
Payment guarantee	(31)	(900,000)	(1,200)	(22,000)	(1,400,000)		(190,575)
Off-balance derivative exposure	689	(900,000)	(1,200)	(22,000)	(1,400,000)		592,785
Net position	(31)	(900,000)	(1,200)	(22,000)	(1,400,000)	~~W~~	(190,522)

(In millions of U.S. dollars, millions of Indonesian Rupiah, millions of Kazakhstani Tenge, and millions of won)
	2019
	Foreign currency					KRW equivalent
	USD	IDR	KZT	VND
Deposit	1	-	~~-~~	-	~~W~~	54
Loans	80	-	-	-		92,624
Borrowings	(400)	-	-	-		(463,120)
Other financial liabilities	(448)	-	-	-		(518,931)
On-balance exposure	(767)	-	-	-		(889,373)
Derivatives	320	-	-	-		370,496
Payment guarantee	(6)	(694,982)	(1,000)	(1,400,000)		(138,239)
Off-balance derivative exposure	314	(694,982)	(1,000)	(1,400,000)		232,257
Net position	(453)	(694,982)	(1,000)	(1,400,000)	~~W~~	(657,116)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

4.Financial Risk Management, Continued

(e)Capital risk management

The Company has exposure to credit risk, liquidity risk, and market risk.  By maintaining an optimal capital structure, the Company’s objective is to control its financial risks, enhance its safety and soundness, stabilize the financial system, and advance the Company’s credit standing.

The Company operates the credit card business under the Specialized Credit Finance Business Act.  Accordingly, the Company should obey the Regulations on Supervision of Specialized Credit Finance Business.  The regulations require the Company to maintain an adjusted equity capital ratio of more than 8%.  Adjusted total assets and adjusted equity capital for the ratio are based on the separate statements of financial position and adjusted by the regulation that considered standards of the Bank for International Settlements and the nature of credit card business. The Company complied with the regulatory requirement for the adjusted equity capital ratio.

5.Significant Estimates and Judgments

The preparation of separate financial statements requires the application of certain critical estimates and judgments relative to the future. These critical estimates and judgments are assessed continually based on the elements like historic experiences and reasonably predictable future events under current conditions.  Management’s estimated outcomes may differ from actual outcomes.

Information about judgments on accounting assumptions and estimates, including significant risk that may result in a material adjustment in the reported amounts of assets and liabilities within the financial year are included in the following notes.

(a)Valuation of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques.  The Company determines valuation methods and assumptions based on significant market conditions at the end of each reporting period.  Diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted valuation models in the market to internally developed valuation model that incorporates various types of assumptions and variables.

(c)Allowance for doubtful accounts

(i)Individually assessed loan impairment

In assessing individual impairment, it is based on the best estimation of the Company’s management about the present value of estimated future cash flows of secured financial assets.  The present value is calculated by including cash flows from collateral after deducting costs to acquire and sell the collateral, regardless of probability of realization of such collateral.

(ii)Collectively assessed loan impairment

In assessing collective impairment, future cash flow of financial assets applicable to collective impairment assessment is estimated by using statistical method of historical trends of the probability of default, and the loss rate at default, adjusted for management’s judgment as to whether current economic and credit conditions are such that the impairment losses are likely to be greater or less than suggested by historical method.  In adjusting the future cash flow by historical method, the result has to be in line with changes and trends of observable data (e.g. loan and borrower type, credit rating, EAD by periods, significant changes in credit rating, recovery period and other variables).  Methodologies and assumptions used to estimate future cash flow are reviewed on regular basis in order to narrow down discrepancy between impairment loss estimation and actual loss.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

5.Significant Estimates and Judgments, Continued

(c)Qualifying hedge relationships

In designating financial instruments in qualifying hedge relationships, the Company has determined that it expects the hedges to be highly effective over the period of the hedging relationship.  In accounting for derivatives as cash flow hedges, the Company has determined that the hedged cash flow exposure relates to highly probable future cash flows.

(d)Liability for defined benefit obligations

The present value of a defined benefit obligation that is measured by actuarial valuation methods uses various assumptions which can change according to various elements.

The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds.  The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations.  Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income.

(e)Income taxes

Within the normal business process, there are various types of transactions and different accounting methods that may add uncertainties to the reliability of tax assets.  The Company has recognized current and deferred taxes that reflect tax consequences that would follow from the manner in which the entity expects, at the end of the reporting year, to recover or settle the carrying amount of its assets and liabilities.  However, actual income tax in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred taxes at the year when the final tax effect is conformed.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

6.Fair Value Measurement of Financial Instruments

The Company primarily uses the published price quotations in an active market for measurement of the fair value of financial instruments.  If the market for a financial instrument is not active, fair value is established either by using a valuation technique or independent third-party valuation service.

The Company uses diverse valuation techniques under reasonable assumptions which are based on the observable inputs in markets at the end of each reporting period.

Valuation techniques include using the recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Company measures fair values using the following fair value hierarchy that reflects the significance of the inputs used in making the measurements:

- Quoted market price (unadjusted) in an active market for an identical instrument (Level 1)

- Valuation techniques based on observable inputs, either directly or indirectly (Level 2)

- Valuation techniques using significant unobservable inputs (Level 3)

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety.  For this purpose, the significance of an input is assessed against the fair value measurement in its entirety.  If a fair value measurement uses observable inputs that require significant adjustments based on unobservable inputs, that measurement is a Level 3 measurement.  Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

6.Fair Value Measurement of Financial Instruments, Continued

(a) Financial instruments measured at fair value

(i)Fair value measurement methods of financial instruments that are measured at fair value are as follows:

Fair value measurement methods

Financial assets at fair value through profit or loss

In case that the market of a financial instrument is active, fair value is established at the closing quoted price as of the last day for the reporting period.  The fair value of investments in money market funds, etc. is determined by the sum of acquisition cost and accrued interest.  Fair value of debt securities which are not quoted in an active market are determined at the amount which is present value of the future cash flow estimated reasonably discounted by the rate considering the counterparty’s credit risk. Equity instruments that do not have a quoted market price in an active market and whose fair value are not reliably measurable are measured at cost as an estimate of fair value.

Derivative assets Derivative liabilities

In case that the market of a financial instrument is active, fair value is established at the closing quoted price as of the last day for the reporting period.  If the market is not active, fair value is determined at the amount which is present value of the future cash flow reasonably estimated considering the counterparty’s credit risk and discounted by the appropriate rate such as a risk free rate. If observable market data for the valuation is not available enough, the valuation result of the qualified external institutes is used as fair value.

Financial assets at fair value through other comprehensive income

In case that the market of a financial instrument is active, fair value is established at the closing quoted price as of the last day for the reporting period.  Fair value of equity securities which are not quoted in an active market are measured by the valuation model of independent and professional institutes using reliable data. Equity instruments that do not have a quoted market price in an active market and whose fair value are not reliably measurable are measured at cost as an estimate of fair value.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

6.Fair Value Measurement of Financial Instruments, Continued

(a) Financial instruments measured at fair value, continued

(ii) The fair value measurements classified by fair value hierarchy as of December 31, 2020 and 2019 are summarized as follows:

		2020
		Level 1	Level 2	Level 3	Total

Financial assets
Beneficiary certificates at FVTPL	~~W~~	-	1,141,163	-	1,141,163
Debt securities at FVTPL		-	-	3,128	3,128
Equity securities at FVTPL		-	-	3,715	3,715
Derivative financial assets for hedging		-	207	-	207
Equity securities at FVOCI		-	-	32,143	32,143
	~~W~~	-	1,141,370	38,986	1,180,356
Financial liabilities
Derivative financial liabilities for hedging	~~W~~	-	63,464	-	63,464

		2019
		Level 1	Level 2	Level 3	Total

Financial assets
Beneficiary certificates at FVTPL	~~W~~	-	880,101	-	880,101
Debt securities at FVTPL		-	-	2,228	2,228
Equity securities at FVTPL		-	-	3,805	3,805
Derivative financial assets for hedging		-	472	-	472
Equity securities at FVOCI		-	-	35,938	35,938
	~~W~~	-	880,573	41,971	922,544
Financial liabilities
Derivative financial liabilities for hedging	~~W~~	-	36,530	-	36,530

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

6.Fair Value Measurement of Financial Instruments, Continued

(a) Financial instruments measured at fair value, continued

(iii) Changes in level 3 of the fair value hierarchy

Changes of fair value measurement in level 3 for the years ended December 31, 2020 and 2019 are as follows:

		2020
		Debt securities at FVTPL	Equity securities at FVTPL	Equity securities at FVOCI	Total

Balance at January 1, 2020	~~W~~	2,228	3,805	35,938	41,971
Net loss on valuation of financial assets at FVTPL		(200)	-	-	(200)
Net changes in the unrealized fair value of FVOCI		-	-	(4,295)	(4,295)
Acquisition		1,100	629	500	2,229
Disposal		-	(719)	-	(719)
Balance at December 31, 2020	~~W~~	3,128	3,715	32,143	38,986

		2019
		Debt securities at FVTPL	Equity securities at FVTPL	Equity securities at FVOCI	Total

Balance at January 1, 2019	~~W~~	1,579	2,211	34,519	38,309
Net loss on valuation of financial assets at FVTPL		(351)	-	-	(351)
Net changes in the unrealized fair value of FVOCI		-	-	1,419	1,419
Acquisition		1,000	1,594	-	2,594
Balance at December 31, 2019	~~W~~	2,228	3,805	35,938	41,971

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

6.Fair Value Measurement of Financial Instruments, Continued

(a) Financial instruments measured at fair value, continued

(iv) Valuation techniques and inputs related to level 2

Information about valuation techniques and inputs in measuring financial instruments categorized as level 2 as of December 31, 2020 and 2019 are as follows:

	2020
	Valuation techniques	Type of financial instruments		Carrying amount	Significant inputs
Financial assets at FVTPL:
	Net asset value, etc	Beneficiary Certificates	~~W~~	1,141,163	Interest rate
Derivative assets:
	Discounted cash flow	Interest rate swap Currency swap		207	Discount rate Exchange rate etc.
			~~W~~	1,141,370
Derivative liabilities:
	Discounted cash flow	Interest rate swap Currency swap	~~W~~	63,464	Discount rate Exchange rate etc.

	2019
	Valuation techniques	Type of financial instruments		Carrying amount	Significant inputs
Financial assets at FVTPL:
	Sum of acquisition cost and accrued interest	Beneficiary Certificates	~~W~~	880,101	Interest rate
Derivative assets:
	Discounted cash flow	Interest rate swap Currency swap		472	Discount rate Exchange rate Volatility, etc.
			~~W~~	880,573
Derivative liabilities:
	Discounted cash flow	Interest rate swap Currency swap	~~W~~	36,530	Discount rate Exchange rate Volatility, etc.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

6.Fair Value Measurement of Financial Instruments, Continued

(a) Financial instruments measured at fair value, continued

(v) Valuation techniques and unobservable inputs in markets related to level 3

Information about valuation techniques and significant unobservable inputs in measuring financial instruments categorized as level 3 as of December 31, 2020 and 2019 are as follows:

	2020
Valuation techniques	Type of financial instruments		Carrying amount	Significant unobservable inputs	Range of estimates for unobservable inputs

Financial assets at FVTPL:
Net asset value , etc.	Debt and equity securities	~~W~~	6,843	Asset value	-
Financial assets at FVOCI:
Discounted cash flow, etc.	Equity securities		32,143	Discount rate Growth rate	10.23%~13.29%, 1.00%
		~~W~~	38,986

	2019
Valuation techniques	Type of financial instruments		Carrying amount	Significant unobservable inputs	Range of estimates for unobservable inputs

Financial assets at FVTPL:
Net asset value , etc.	Debt and equity securities	~~W~~	6,033	Asset value	-
Financial assets at FVOCI:
Discounted cash flow, etc.	Equity securities		35,938	Discount rate Growth rate	8.02%~16.15%, 0.00%
		~~W~~	41,971

(vi) Sensitivity to changes on unobservable inputs

For level 3 fair value measurement, a reasonably possible change in one or more of the unobservable inputs used to determine the fair value would have the following effect on profit or loss, or other comprehensive income:

			2020
Type of financial instrument		Favorable change	Unfavorable change
Financial assets at FVOCI (*)	~~W~~	3,444	(2,576)

(*) Changes in fair value have been assessed by increasing or decreasing unobservable input such as growth rate (-0.5%~0.5%) and discount rate (-1%~1%).

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

6.Fair Value Measurement of Financial Instruments, Continued

(b) Financial instruments measured at amortized cost

(i) The methods of measuring the fair value of financial instruments measured at amortized cost are as follows:

Fair value measurement methods

Cash and due from banks

Carrying amount of cash is the same as fair value.  Carrying amount (matured within three months at acquisition date) is used as approximation of fair value for cash equivalents.  Fair value of other due from banks is present value of expected cash flows discounted by the rate considering market interest rate and spread.

Credit card assets at amortized cost, etc.

Fair value of credit card assets at amortized cost, etc. is present value of expected cash flows discounted by the rate considering market interest rate and counterparty’s credit ratings.  However, carrying amount is used as approximation of fair value for credit card assets for lump-sum purchase and cash advances which contractual credit period granted is less than three months.

Other financial assets

Fair value of other financial assets is present value of expected cash flows discounted by the rate considering market interest rate and counterparty’s credit ratings.  However, carrying amount is used as approximation of fair value for other financial assets when reliable expected cash flow is not available.

Borrowings

Carrying amount is used as approximation of fair value for short-term borrowings including call money.  Fair value of the other borrowings is present value of expected cash flows discounted by the rate considering market interest rate and the Company’s credit ratings.

Debentures

Where the market of a financial instrument is active, fair value is established at the quoted price.  Fair value of debentures which quoted market price is not available is determined to be the present value of contractual cash flows discounted by the rate considering market interest rate and the Company’s credit ratings.

Other financial liabilities

Fair value of other financial liabilities is determined to be the present value of contractual cash flows discounted by the rate considering market interest rate and the Company’s credit ratings.  Carrying amount is used as approximation of fair value of liabilities when reliable expected cash flows are not available.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

6.Fair Value Measurement of Financial Instruments, Continued

(b) Financial instruments measured at amortized cost, continued

(ii) The carrying amount and the fair value of financial instruments measured at amortized cost as of December 31, 2020 and 2019 are as follows:

		2020
		Carrying amount				Fair value
		Balance	Deferred loan origination costs and others	Allowance for doubtful accounts	Total

Financial assets
Cash	~~W~~	5	-	-	5	5
Deposits		358,564	-	-	358,564	358,564
Credit card assets		23,542,320	(50,664)	(877,156)	22,614,500	23,005,867
Loans		2,499,803	5,712	(37,418)	2,468,097	2,495,946
Installment assets		3,542,932	44,216	(34,299)	3,552,849	3,569,264
Lease assets		1,337,114	962	(13,658)	1,324,418	1,339,339
Other assets		766,316	(1,029)	(14,929)	750,358	750,438
	~~W~~	32,047,054	(803)	(977,460)	31,068,791	31,519,423
Financial liabilities
Borrowings	~~W~~	6,861,412	-	-	6,861,412	6,924,896
Debentures in won		17,230,200	(11,209)	-	17,218,991	17,428,493
Other liabilities		2,998,909	(18,049)	-	2,980,860	2,984,315
	~~W~~	27,090,521	(29,258)	-	27,061,263	27,337,704

		2019
		Carrying amount				Fair value
		Balance	Deferred loan origination costs and others	Allowance for doubtful accounts	Total

Financial assets
Cash	~~W~~	7	-	-	7	7
Deposits		528,670	-	-	528,670	528,670
Credit card assets		23,805,720	(53,475)	(847,228)	22,905,017	23,271,226
Loans		1,260,684	242	(22,379)	1,238,547	1,256,953
Installment assets		3,156,909	40,783	(28,419)	3,169,273	3,178,982
Lease assets		1,179,738	(649)	(11,727)	1,167,362	1,190,501
Other assets		605,133	(2,723)	(15,983)	586,427	586,748
	~~W~~	30,536,861	(15,822)	(925,736)	29,595,303	30,013,087
Financial liabilities
Borrowings	~~W~~	6,372,977	-	-	6,372,977	6,402,559
Debentures in won		15,235,000	(9,250)	-	15,225,750	15,382,410
Other liabilities		3,363,289	(25,175)	-	3,338,114	3,340,805
	~~W~~	24,971,266	(34,425)	-	24,936,841	25,125,774

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

6.Fair Value Measurement of Financial Instruments, Continued

(b) Financial instruments measured at amortized cost, continued

(iii) The fair value hierarchy of financial instruments which are measured at amortized cost in the separate statement of financial position as of December 31, 2020 and 2019 is as follows:

		2020
		Level 1	Level 2		Level 3	Total
Financial assets
Cash and cash equivalents	~~W~~
Cash		5		-	-		5
Deposits		-		358,564	-		358,564
Credit card assets at amortized cost
Credit card assets		-		-	23,005,867		23,005,867
Loans		-		-	2,495,946		2,495,946
Installment assets		-		-	3,569,264		3,569,264
Lease assets		-		-	1,339,339		1,339,339
Other assets		-		-	750,438		750,438
	~~W~~	5		358,564	31,160,854		31,519,423
Financial liabilities:
Borrowings	~~W~~	-		-	6,924,896		6,924,896
Debentures in won		-		-	16,989,849		16,989,849
Debentures in foreign currency					438,644		438,644
Other liabilities		-		-	2,984,315		2,984,315
	~~W~~	-		-	27,337,704		27,337,704

		2019
		Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	~~W~~
Cash		7	-	-	7
Deposits		-	528,670	-	528,670
Credit card assets at amortized cost
Credit card assets		-	-	23,271,226	23,271,226
Loans		-	-	1,256,953	1,256,953
Installment assets		-	-	3,178,982	3,178,982
Lease assets		-	-	1,190,501	1,190,501
Other assets		-	-	586,748	586,748
	~~W~~	7	528,670	29,484,410	30,013,087
Financial liabilities:
Borrowings	~~W~~	-	-	6,402,559	6,402,559
Debentures in won		-	-	15,382,410	15,382,410
Debentures in foreign currency		-	-	-	-
Other liabilities		-	-	3,340,805	3,340,805
	~~W~~	-	-	25,125,774	25,125,774

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

7.Categories of Financial Instruments

(a)The carrying amounts of the categories of financial assets as of December 31, 2020 and 2019 are summarized as follows:

		2020
		Financial assets at FVTPL	Financial assets at amortized cost	Financial assets at FVOCI	Derivative for hedge	Total

Cash and due from banks	~~W~~	-	358,569	-	-	358,569
Financial assets at FVTPL		1,148,006	-	-	-	1,148,006
Derivative assets		-	-	-	207	207
Credit card assets at amortized cost, etc.		-	29,959,864	-	-	29,959,864
Financial assets at FVOCI		-	-	32,143	-	32,143
Other financial assets		-	750,358	-	-	750,358
	~~W~~	1,148,006	31,068,791	32,143	207	32,249,147

		2019
		Financial assets at FVTPL	Financial assets at amortized cost	Financial assets at FVOCI	Derivative for hedge	Total

Cash and due from banks	~~W~~	-	528,677	-	-	528,677
Financial assets at FVTPL		886,134	-	-	-	886,134
Derivative assets		-	-	-	472	472
Credit card assets at amortized cost, etc.		-	28,480,199	-	-	28,480,199
Financial assets at FVOCI		-	-	35,938	-	35,938
Other financial assets		-	586,427	-	-	586,427
	~~W~~	886,134	29,595,303	35,938	472	30,517,847

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

7.Categories of Financial Instrument, Continued

(b)The carrying amounts of the categories of financial liabilities as of December 31, 2020 and 2019 are summarized as follows:

		2020
		Financial liabilities measured at amortized cost	Derivative for hedge	Total

Derivative liabilities	~~W~~	-	63,464	63,464
Borrowings		6,861,412	-	6,861,412
Debentures		17,218,991	-	17,218,991
Other liabilities		2,980,860	-	2,980,860
	~~W~~	27,061,263	63,464	27,124,727

		2019
		Financial liabilities measured at amortized cost	Derivative for hedge	Total

Derivative liabilities	~~W~~	-	36,530	36,530
Borrowings		6,372,977	-	6,372,977
Debentures		15,225,750	-	15,225,750
Other liabilities		3,338,114	-	3,338,114
	~~W~~	24,936,841	36,530	24,973,371

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

7.Categories of Financial Instrument, Continued

(c)Net gains (losses) of categories of financial instruments for the years ended December 31, 2020 and 2019 are as follows:

		2020
		Interest income	Interest expense	Fee and commission income	Fee and commission expense	Dividend income	Provision for credit loss allowance	Other operating income (loss), net	Net income (loss)	Other comprehensive income (loss)
Financial assets:
Financial assets at FVTPL	~~W~~	-	-	-	-	35	-	29,147	29,182	-
Financial assets at amortized cost		2,139,283	-	1,470,367	(1,169,940)	-	(437,903)	14,066	2,015,873	-
Financial assets at FVOCI		-	-	-	-	919	-	-	919	(3,114)
Derivative for hedge		-	-	-	-	-	-	-	-	-
		2,139,283	-	1,470,367	(1,169,940)	954	(437,903)	43,213	2,045,974	(3,114)
Financial liabilities:
Financial liabilities at amortized cost		-	(486,025)	-	-	-	-	-	(486,025)	-
Derivative for hedge		-	-	-	-	-	-	(44,016)	(44,016)	13,729
		-	(486,025)	-	-	-	-	(44,016)	(530,041)	13,729
	~~W~~	2,139,283	(486,025)	1,470,367	(1,169,940)	954	(437,903)	(803)	1,515,933	10,615

		2019
		Interest income	Interest expense	Fee and commission income	Fee and commission expense	Dividend income	Provision for credit loss allowance	Other operating income (loss), net	Net income (loss)	Other comprehensive income (loss)
Financial assets:
Financial assets at FVTPL	~~W~~	-	-	-	-	27	-	20,327	20,354	-
Financial assets at amortized cost		2,147,870	-	1,424,773	(1,208,118)	-	(521,544)	52,086	1,895,067	-
Financial assets at FVOCI		-	-	-	-	814	-	-	814	1,029
Derivative for hedge		-	-	-	-	-	-	-	-	321
		2,147,870	-	1,424,773	(1,208,118)	841	(521,544)	72,413	1,916,235	1,350
Financial liabilities:
Financial liabilities at amortized cost		-	(473,488)	-	-	-	-	(5,986)	(479,474)	-
Derivative for hedge		-	-	-	-	-	-	790	790	(9,696)
		-	(473,488)	-	-	-	-	(5,196)	(478,684)	(9,696)
	~~W~~	2,147,870	(473,488)	1,424,773	(1,208,118)	841	(521,544)	67,217	1,437,551	(8,346)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

7.Categories of Financial Instrument, Continued

(d)The amounts of foreign exchange differences recognized in profit or loss for each category of financial instruments for the years ended December 31, 2020 and 2019 are summarized as follows:

		2020			2019
		Gain on foreign currency transaction	Loss on foreign currency transaction	Net amount	Gain on foreign currency transaction	Loss on foreign currency transaction	Net amount

Financial assets at amortized cost	~~W~~	25,677	(14,110)	11,567	59,272	(18,928)	40,344
Financial liabilities at amortized cost		50,960	(1,370)	49,590	260	(6,246)	(5,986)
	~~W~~	76,637	(15,480)	61,157	59,532	(25,174)	34,358

8.  Offsetting Financial Assets and Financial Liabilities

Financial assets and financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2020 and 2019 are as follows:

		2020
		Gross amounts recognized	Gross amounts recognized for offsetting	Net amounts of financial instruments	Amounts not subject to offsetting		Net amount
					Financial instruments	Cash collateral received

Financial assets:
Derivatives	~~W~~	207	-	207	207	-	-
Uncollected spot exchange		4,788	-	4,788	4,788	-	-
Financial liabilities:
Derivatives		63,464	-	63,464	207	-	63,257
Unpaid spot exchange		4,788	-	4,788	4,788	-	-

		2019
		Gross amounts recognized	Gross amounts recognized for offsetting	Net amounts of financial instruments	Amounts not subject to offsetting		Net amount
					Financial instruments	Cash collateral received

Financial assets:
Derivatives	~~W~~	472	-	472	472	-	-
Uncollected spot exchange		9,379	-	9,379	9,379	-	-
Financial liabilities:
Derivatives		36,530	-	36,530	472	-	36,058

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

Unpaid spot exchange	9,379	-	9,379	9,379	-	-

9. Operating Segments

The Company has a single reportable segment.

(a)Details of revenues by financial service type for the years ended December 31, 2020 and 2019 are as follows:

		2020
		Credit card	Installment finance	Lease	Others	Total

Interest incomes	~~W~~	1,863,707	122,883	49,909	102,784	2,139,283
Fee and commission income		1,182,132	8,817	241,521	37,897	1,470,367
Other operating income		10,772	324	86	181,148	192,330
	~~W~~	3,056,611	132,024	291,516	321,829	3,801,980

		2019
		Credit card	Installment finance	Lease	Others	Total

Interest incomes	~~W~~	1,907,500	113,130	47,103	80,137	2,147,870
Fee and commission income		1,238,034	7,257	137,929	41,553	1,424,773
Other operating income		9,078	198	79	109,345	118,700
	~~W~~	3,154,612	120,585	185,111	231,035	3,691,343

(b)Revenues from external customers for the years ended December 31, 2020 and 2019 are all attributed to the Republic of Korea, where the Company is domiciled.

(c)There is no single external customer with whom revenues amount to 10 percent or more of the Company’s revenues for the years ended December 31, 2020 and 2019.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

10.Cash and Due from Banks

(a)Details of cash and due from banks as of December 31, 2020 and 2019 are as follows:

		2020	2019

Cash	~~W~~	5	7
Deposits in won:
Deposits on demand		353,493	508,892
Current deposits		2,277	18,135
Foreign currency deposits		53	54
Time deposits		5	5
Deposit for checking accounts		31	31
Others		2,705	1,553
	~~W~~	358,569	528,677

(b) Restricted due from banks as of December 31, 2020 and 2019 are as follows:

		2020	2019	Restrictions

Time deposits
Shinhan Bank	~~W~~	5	5	Pledged as collateral for cash advances

Other deposits
Woori Bank and others		31	31	Deposit for checking accounts
	~~W~~	36	36

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

11.Financial Assets at FVTPL

(a)Details of financial assets at FVTPL as of December 31, 2020 and 2019 are as follows, and no financial assets are designated as at FVTPL.

		2020	2019

Beneficiary certificates	~~W~~	1,141,163	880,101
Debt securities		3,128	2,228
Equity securities		3,715	3,805
	~~W~~	1,148,006	886,134

(b)Net income on financial assets at FVTPL for the years ended December 31, 2020 and 2019 is as follows:

		2020	2019

Gain on valuation	~~W~~	162	100
Loss on valuation		(200)	(351)
Gain on sale		18,834	14,037
Other income		10,351	6,541
	~~W~~	29,147	20,327

(c) Dividend income on financial assets at FVTPL for the years ended December 31, 2020 and 2019 are as follows:

		2020	2019
Dividend income recognized in assets held at the end of the reporting period
Equity securities	~~W~~	35	27

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

12.Derivatives

(a)Derivative assets and liabilities

The notional amounts and fair values of derivative assets and liabilities as of December 31, 2020 and 2019 are as follows:

		2020			2019
		Notional amounts	Fair value		Notional amounts	Fair value
			Assets	Liabilities		Assets	Liabilities

Currency swap	~~W~~	783,360	-	34,960	370,496	-	4,458
Interest rate swap		1,775,000	207	28,504	1,740,000	472	32,072
	~~W~~	2,558,360	207	63,464	2,110,496	472	36,530

(b)Gains (losses) on derivatives

Gains (losses) on valuation of derivatives for the years ended December 31, 2020 and 2019 are as follows:

		2020	2019

Gain on valuation of derivatives	~~W~~	-	-
Gain on derivatives transactions		2,120	8,457
Loss on valuation of derivatives		(46,136)	(2,784)
Loss on derivatives transactions		-	(4,883)
Gain on derivatives	~~W~~	(44,016)	790

(c)Hedge accounting

(i) Risk management strategy

The Company deals with derivative financial instruments to avoid interest rate risk and exchange risk. The Company applies cash flow hedge accounting that utilizes interest rate swap and currency swap to avoid the risk of cash flow variability from borrowings in won, debentures in won and debentures in foreign currency due to market interest rate and foreign exchange rate.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

12.Derivatives, Continued

(c)Hedge accounting, continued

(ii) The timing of the nominal amount of the hedging instrument and the average rate as of December 31, 2020 and 2019 are as follows:

		2020
		Within 1 year	Over 1 year ~ 2 years	Over 2 year ~ 3 years	Over 3 year ~ 4 years	Over 4 year ~ 5 years	More than 5 years	Total

Cash flow hedge
Currency swap	~~W~~	-	-	-	-	783,360	-	783,360
Interest rate swap		280,000	435,000	890,000	170,000	-	-	1,775,000
	~~W~~	280,000	435,000	890,000	170,000	783,360	-	2,558,360
Average hedging ratio		100%	100%	100%	100%	100%	-	100%
Average price condition-interest rate (%)		1.90%	1.73%	2.10%	0.99%	-	-	1.87%
(*)The average exchange rate conditions for currency swap are USD/KRW 1151.91

		2019
		Within 1 year	Over 1 year ~ 2 years	Over 2 year ~ 3 years	Over 3 year ~ 4 years	Over 4 year ~ 5 years	More than 5 years	Total

Cash flow hedge
Currency swap	~~W~~	-	-	-	-	-	370,496	370,496
Interest rate swap		305,000	280,000	385,000	770,000	-	-	1,740,000
	~~W~~	305,000	280,000	385,000	770,000	-	370,496	2,110,496
Average hedging ratio		100%	100%	100%	100%	-	100%	100%

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

12.Derivatives, Continued

(c)Hedge accounting, Continued

(iii) The effect that hedge accounting has had on the separate statement of financial position and separate statement of comprehensive income

ⓐ The effect that hedge instruments have had on the separate statement of financial position and separate statement of comprehensive income as of and for the years ended December 31, 2020 and 2019 is as follows:

		2020
		Nominal amount	Derivative assets	Derivative liabilities	Gain (Loss) on derivatives	Other comprehensive loss	Changes in fair value

Cash flow hedge
Exchange risk
Currency swap	~~W~~	783,360	-	34,960	(44,016)	11,334	15,634
Interest rate risk
Interest rate swap		1,775,000	207	28,504	-	2,395	3,303
	~~W~~	2,558,360	207	63,464	(44,016)	13,729	18,937

		2019
		Nominal amount	Derivative assets	Derivative liabilities	Gain (Loss) on derivatives	Other comprehensive loss	Changes in fair value

Cash flow hedge
Exchange risk
Currency swap	~~W~~	370,496	-	4,458	2,526	(1,309)	(1,806)
Interest rate risk
Interest rate swap		1,740,000	472	32,072	-	(8,066)	(11,126)
Fair value hedge
Exchange risk
Currency forward		-	-	-	(1,736)	-	-
	~~W~~	2,110,496	472	36,530	790	(9,375)	(12,932)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

12.Derivatives, Continued

(c)Hedge accounting, continued

(iii) The effect that hedge accounting has had on the statement of financial position and statement of comprehensive income, continued

ⓑ The effect that hedged items have had on the separate statement of financial position and separate statement of comprehensive income as of and for the years ended December 31, 2020 and 2019 is as follows:

		2020
		Borrowings	Debentures	Interest expense	Gain (Loss) on foreign currency transactions	Cash flow hedge reserve

Cash flow hedge
Currency swap
Debentures in foreign currency	~~W~~	-	432,684	(1,166)	21,680	1,848
Borrowing in foreign currency		348,160	-	(6,392)	22,336	8,273
Interest rate swap
Debentures in won		-	1,524,362	(41,140)	-	(19,165)
Borrowings in won		150,000	-	(5,044)	-	(1,350)
	~~W~~	498,160	1,957,046	(53,742)	44,016	(10,394)

		2019
		Borrowings	Debentures	Interest expense	Gain (Loss) on foreign currency transactions	Cash flow hedge reserve

Cash flow hedge
Currency swap
Debentures in foreign currency	~~W~~	-	-	(1,078)	(4,669)	-
Borrowing in foreign currency		370,496	-	(799)	2,145	(1,213)
Interest rate swap
Debentures in won		-	1,539,158	(38,090)	-	(21,994)
Borrowings in won		150,000	-	(3,972)	-	(916)
Fair value hedge
Currency forward
Deposit in currency		-	-	-	1,975	-
Loan in foreign currency		-	-	-	(239)	-
	~~W~~	520,496	1,539,158	(43,939)	(788)	(24,123)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

12.Derivatives, Continued

(c)Hedge accounting, continued

(iv) Cash flow hedge activity

For cash flow hedges, the amount that was recognized in other comprehensive income and the amount that was reclassified from equity to profit or loss for the years ended December 31, 2020 and 2019 are as follows:

		2020	2019

Recognized in other comprehensive income	~~W~~	(25,078)	(10,405)
Reclassified from equity to loss		44,014	(2,526)
Deferred tax effect		(5,207)	3,556
Changes in accumulated other comprehensive loss, net	~~W~~	13,729	(9,375)

(d) The Company’s risk exposure directly affected by interest rate benchmark reform

The amendments allow to apply the exceptions when forward-looking analysis is performed in relation the application of hedge accounting while uncertainties arising from interest rate benchmark reform exist. The exceptions require the Company assumes that the interest rate benchmark on which the hedged items and the hedging instruments are based on is not altered as a result of interest rate benchmark reform, when determining whether the expected cash flows are highly probable, whether an economic relationship between the hedged item and the hedging instrument exists, and when assessing the hedging relationship is highly effective.

As of December 31, 2020, the nominal amounts of hedging instruments designated for interest rate hedging purpose, as a result of the Company’s interest rate benchmark reform, are as follows:

		Notional amounts of hedging instruments	The book value of hedged liabilities

KRW 3M CD (*)	~~W~~	1,775,000	1,674,362

(*) The notional amounts of hedging instrument for CMS interest rate, which is determined based on CD rate, are included.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

13.Credit Card Assets Measured at Amortized Cost, etc.

(a)Details of credit card assets measured at amortized cost, etc. as of December 31, 2020 and 2019 are as follows:

		2,020	2,019

Credit card assets:
Lump-sum purchases	~~W~~	6,080,942	6,453,176
Installment purchases		6,596,812	6,823,148
Cash advances		1,476,633	1,742,127
Revolving cash advances		94,287	121,826
Revolving purchases		1,921,550	1,903,993
Card loans		7,064,581	6,491,688
Restructured loans		307,149	269,243
Purchasing card		366	519
Less : Allowance for doubtful accounts		(877,156)	(847,228)
Present value discount account		(20,819)	(23,960)
Deferred loan origination fees		(29,845)	(29,515)
		22,614,500	22,905,017
Loans:
General loans		1,893,201	863,623
Factoring receivables		121,844	125,532
Commercial paper		397,294	178,447
Other		87,464	93,082
Less : Allowance for doubtful accounts		(37,418)	(22,379)
Add : Present value premium		6,155	-
Add : Deferred loan origination costs		(443)	242
		2,468,097	1,238,547
Installment financing assets:
Installment for cars		3,528,015	3,140,399
Installment for others		14,917	16,510
Less : Allowance for doubtful accounts		(34,299)	(28,419)
Present value discount account		(317)	-
Add : Deferred loan origination costs		44,533	40,783
		3,552,849	3,169,273
Lease assets:
Financing lease receivables		1,336,941	1,179,582
Cancelled financing lease receivables		173	156
Less : Allowance for doubtful accounts		(13,658)	(11,727)
Deferred loan origination fees		(955)	(649)
Add : Present value premium		1,917	-
		1,324,418	1,167,362
	~~W~~	29,959,864	28,480,199

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

13. Credit Card Assets Measured at Amortized Cost etc., Continued

(b)Changes in the gross carrying amount of credit card assets at amortized cost, etc. for the years ended December 31, 2020 and 2019 are as follows:

		2020
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	~~W~~	24,456,706	4,458,584	474,662	29,389,952
12 month expected credit losses substitution		456,308	(455,398)	(910)	-
Lifetime expected credit losses substitution		(725,839)	728,170	(2,331)	-
Credit-impaired financial assets substitution		(138,715)	(213,548)	352,263	-
Execution(*)		2,081,695	(210,986)	253,163	2,123,872
Write-offs		-	-	(591,429)	(591,429)
Ending balance		26,130,155	4,306,822	485,418	30,922,395
Allowance for doubtful accounts		(247,743)	(393,620)	(321,167)	(962,531)
Net carrying amount	~~W~~	25,882,412	3,913,202	164,250	29,959,864

(*) During the years ended December 31, 2020, The Company purchased financial lease assets classified as normal from Hyundai Capital, Pepper Savings Bank, and Shinhan Capital.

		2019
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	~~W~~	22,502,055	4,114,878	434,734	27,051,667
12 month expected credit losses substitution		402,591	(402,363)	(228)	-
Lifetime expected credit losses substitution		(771,933)	772,958	(1,025)	-
Credit-impaired financial assets substitution		(52,700)	(31,306)	84,006	-
Execution		2,468,512	201,431	300,441	2,970,384
Write-offs		(91,819)	(197,014)	(343,266)	(632,099)
Ending balance		24,456,706	4,458,584	474,662	29,389,952
Allowance for doubtful accounts		(204,404)	(391,006)	(314,343)	(909,753)
Net carrying amount	~~W~~	24,252,302	4,067,578	160,319	28,480,199

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

13. Credit Card Assets Measured at Amortized Cost etc., Continued

(c)Changes in allowance for credit card assets at amortized cost, etc. for the years ended December 31, 2020 and 2019 are as follows:

		2020
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	~~W~~	204,404	391,006	314,343	909,753
12 month expected credit losses substitution		25,751	(25,012)	(739)	-
Lifetime expected credit losses substitution		(12,663)	13,916	(1,253)	-
Credit-impaired financial assets substitution		(999)	(2,968)	3,967	-
Provision for credit loss allowance(*)		31,251	16,677	604,068	651,996
Write-offs		-	-	(591,429)	(591,429)
Unwinding effect		-	-	(7,789)	(7,789)
Ending balance	~~W~~	247,744	393,619	321,168	962,531

(*) Provision has been increased in response to the economic recession caused from COVID-19 pandemic. The Company recognized additional provision amounting to W43,156 million (W41,990 million for household and W1,166 million for corporate) by re-estimating the expected default rate in reflection of the modified forward-looking information available as of December 31, 2020.

		2019
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	~~W~~	186,377	362,389	289,384	838,150
12 month expected credit losses substitution		21,862	(21,729)	(133)	-
Lifetime expected credit losses substitution		(13,350)	13,862	(512)	-
Credit-impaired financial assets substitution		(1,017)	(2,812)	3,829	-
Provision for credit loss allowance		102,350	236,310	355,309	693,969
Write-offs		(91,819)	(197,014)	(343,266)	(632,099)
Unwinding effect		-	-	(5,505)	(5,505)
Others		1	-	15,237	15,238
Ending balance	~~W~~	204,404	391,006	314,343	909,753

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

13.Credit Card Assets Measured at Amortized Cost etc., Continued

(d) Financing lease assets

Total investments in financing leases and the present value of minimum lease payments for each of the following periods as of December 31, 2020 and 2019 are as follows:

		2020
		Total investment	Unrealized interest income	Present value of minimum lease payment

Less than one year	~~W~~	495,143	52,771	442,372
One year to five years		939,105	46,103	893,002
Over five years		1,609	41	1,568
	~~W~~	1,435,857	98,915	1,336,942

		2019
		Total investment	Unrealized interest income	Present value of minimum lease payment

Less than one year	~~W~~	304,703	69,796	235,906
One year to five years		1,029,827	94,091	935,736
Over five years		8,982	42	8,940
	~~W~~	1,343,512	163,929	1,179582

(e)  Changes in deferred loan origination costs (fees)

Changes in deferred loan origination costs (fees) for the years ended December 31, 2020 and 2019 are as follows:

		2020	2019

Beginning balance	~~W~~	10,861	891
Increase		(19,625)	(18,298)
Decrease		22,054	28,268
Ending balance	~~W~~	13,290	10,861

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

14.Lease Assets

(a)Details of lease assets as of December 31, 2020 and 2019 are as follows:

			2020				2019
		Operating lease assets	Cancelled financing lease assets	Prepaid Lease asset	Total	Operating lease assets	Cancelled financing lease assets	Prepaid Lease asset	Total

Acquisition cost	~~W~~	1,269,076	1,760	915	1,271,751	684,878	1,239	517	686,634
Accumulated depreciation		(255,467)	(47)	-	(255,514)	(137,706)	(27)	-	(137,733)
Carrying amount	~~W~~	1,013,609	1,713	915	1,016,237	547,172	1,212	517	548,901

(b)Future minimum lease payments as lessor under non-cancellable lease assets as of December 31, 2020 and 2019 are as follows:

		2020	2019

Less than one year	~~W~~	259,733	131,175
One year to five years		541,212	237,436
Over five years		415	83
	~~W~~	801,360	368,694

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

15. Right-of-Use Assets and Lease Liabilities

(a)Changes in right-of-use assets included in property and equipment for the year ended December 31, 2020 and 2019 are as follows:

		2020
		Buildings	Total

Beginning balance	~~W~~	529,210	529,210
Acquisition		19,513	19,513
Disposal		(1,778)	(1,778)
Depreciation		(12,152)	(12,152)
Remeasurement(*)		(513,437)	(513,437)
Other		-	-
Ending balance	~~W~~	21,356	21,356

(*) During the years ended December 31, 2020, the Company exercised the purchase option and replaced the right-of-use assets with land and buildings classified as property, plant and equipment and investment property

		2019
		Buildings	Vehicles	Total

Beginning balance	~~W~~	49,542	27	49,569
Acquisition		5,460	-	5,460
Disposal		(501)	(3)	(504)
Depreciation		(18,620)	(24)	(18,644)
Remeasurement		491,246	-	491,246
Other		2,083	-	2,083
Ending balance	~~W~~	529,210	-	529,210

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

15. Right-of-Use Assets and Lease Liabilities, Continued

(b)Changes in lease liabilities included in other liabilities for the year ended December 31, 2020 and 2019 are as follows:

		2020
		Buildings	Total

Beginning balance	~~W~~	530,689	530,689
Acquisition		18,056	18,056
Payments(*)		(534,175)	(534,175)
Termination		(180)	(180)
Interest expense		5,913	5,913
Ending balance	~~W~~	20,303	20,303

(*) During the years ended December 31, 2020, the Company paid ~~W~~ 520,973 for exercised the purchase option.

		2019
		Buildings	Vehicles	Total

Beginning balance	~~W~~	50,906	27	50,933
Acquisition		5,460	-	5,460
Payments		(17,343)	(24)	(17,367)
Termination		(556)	(3)	(559)
Interest expense		976	-	976
Remeasurement		491,246	-	491,246
Ending balance	~~W~~	530,689	-	530,689

(d)Details of maturity of lease liabilities for the year ended December 31, 2020 and 2019 are as follows:

		2020
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 Years	Over 5 years~	Total
Buildings(*)	~~W~~	634	1,135	1,553	2,492	10,340	5,708	21,862

(*) The amounts are undiscounted.

(e)The amounts of payments for leases of low-value assets for the year ended December 31, 2020 and 2019 are ~~W~~527 million and ~~W~~492 million, and there are no payments on short-term leases

(f)The amounts of total cash outflow from leases recognized on the separate statements of cash flows for the year ended December 31, 2020 and 2019 are ~~W~~ 530,824 million and ~~W~~17,859 million.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

16.Financial Assets at FVOCI

(a)Details of financial assets at FVOCI as of December 31, 2020 and 2019 are as follows:

		2020	2019

Equity instruments designated as FVOCI	~~W~~	32,143	35,938

(b)The fair value of an equity instruments designated as FVOCI investing in equity instruments as of December 31, 2020 and 2019 is as follows:

		2020	2019

Equity securities (*)	~~W~~	32,143	35,938

(*) The equity securities were exercised at the FVOCI option for the purpose of holding long term for the Company’s strategic purposes.

(c)Details of dividend income of financial assets at FVOCI for the years ended December 31, 2020 and 2019 are as follows:

		2020	2019
Dividend income recognized in assets held at the end of the reporting period
Equity securities	~~W~~	919	814

(d)Changes of financial assets at FVOCI for the years ended December 31, 2020 and 2019 are as follows:

		2020	2019

Equity securities
Beginning balance	~~W~~	35,938	34,519
Acquisition		500	-
Disposal		~~-~~	-
Changes in fair value		(4,295)	1,419
Ending balance	~~W~~	32,143	35,938

(e)There are no gains or losses on sales of financial assets at FVOCI for the years ended December 31, 2020 and 2019.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

17.Property and Equipment

(a)Details of property and equipment as of December 31, 2020 and 2019 are as follows:

		2020
		Land	Buildings	Others	Right–of-use assets	Total

Acquisition cost	~~W~~	445,816	84,868	392,875	36,538	960,097
Accumulated depreciation		-	(3,340)	(327,809)	(15,182)	(346,331)
Ending balance	~~W~~	445,816	81,528	65,066	21,356	613,766

		2019
		Land	Buildings	Others	Right–of-use assets	Total

Acquisition cost	~~W~~	31,106	7,150	392,586	549,120	979,962
Accumulated depreciation		-	(2,486)	(329,110)	(19,910)	(351,506)
Ending balance	~~W~~	31,106	4,664	63,476	529,210	628,456

(b)Changes in property and equipment for the years ended December 31, 2020 and 2019 are as follows:

		2020
		Land	Buildings	Others	Right-of use assets	Total

Beginning balance	~~W~~	31,106	4,664	63,476	529,210	628,456
Acquisition		19,422	10,193	26,505	19,513	75,633
Disposal		(58)	(59)	(467)	(1,778)	(2,362)
Depreciation		-	(905)	(25,477)	(12,152)	(38,534)
Others		395,346	67,635	1,029	(513,437)	(49,427)
Ending balance		445,816	81,528	65,066	21,356	613,766

		2019
		Land	Buildings	Others	Right-of use assets	Total

Beginning balance	~~W~~	31,176	5,010	51,463	-	87,649
Effect of changes in accounting policies		-	-	(971)	49,569	48,598
Acquisition		-	-	33,090	5,460	38,550
Disposal		(70)	(95)	(453)	(504)	(1,122)
Depreciation		-	(251)	(20,776)	(18,644)	(39,671)
Others		-	-	1,123	493,329	494,452
Ending balance		31,106	4,664	63,476	529,210	628,456

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

17.Property and Equipment, Continued

(c)Insured assets:

   Details of insured assets as of December 31, 2020 are as follows:

Type of insurance	Assets covered	Insurance company		Amount covered
Property all risks policy	Buildings, etc	MG Non-Life Insurance Co.,Ltd	~~W~~	106,381
Property all risks policy	Buildings, etc.	Samsung Fire & Marine Insurance, Ltd.		52,387

In addition, the Company maintains transportation theft insurance, custody theft insurance for cash and securities and liability insurance, full insurance for vehicles.

18.Intangible Assets

(a)Details of intangible assets as of December 31, 2020 and 2019 are as follows:

		2020
		Club memberships	Development cost	Others	Total

Acquisition cost	~~W~~	16,561	68,226	25,531	110,318
Accumulated amortization		-	(38,804)	(18,843)	(57,647)
Impairment losses		(834)	(336)	-	(1,170)
Ending balance	~~W~~	15,727	29,086	6,688	51,501

		2019
		Club memberships	Development cost	Others	Total

Acquisition cost	~~W~~	16,258	55,776	23,180	95,214
Accumulated amortization		-	(28,137)	(14,909)	(43,046)
Impairment losses		(834)	(336)	-	(1,170)
Ending balance	~~W~~	15,424	27,303	8,271	50,998

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

18.Intangible Assets, Continued

(b)Changes in intangible assets for the years ended December 31, 2020 and 2019 are as follows, and amortization is included in general administrative expenses.

		2020
		Club memberships	Development cost	Others	Total

Beginning balance	~~W~~	15,424	27,303	8,271	50,998
Acquisition		1,687	13,927	1,903	17,517
Disposal		(1,384)	-	-	(1,384)
Reclassification		-	(1,476)	447	(1,029)
Amortization		-	(10,667)	(3,934)	(14,601)
Impairment loss (*)		-	-	-	-
Reversal of impairment loss (*)		-	-	-	-
Ending balance	~~W~~	15,727	29,087	6,687	51,501

		2019
		Club memberships	Development cost	Others	Total

Beginning balance	~~W~~	14,709	17,835	12,423	44,967
Acquisition		663	18,726	619	20,008
Disposal		(18)	-	-	(18)
Reclassification		-	(1,121)	-	(1,121)
Amortization		-	(8,137)	(4,771)	(12,908)
Impairment loss (*)		-	-	-	-
Reversal of impairment loss (*)		70	-	-	70
Ending balance	~~W~~	15,424	27,303	8,271	50,998

(*) Impairment loss and reversal of impairment loss are recognized as non-operating income and expenses. Recoverable amount of club memberships is determined as the higher of its fair value less costs of disposal and fair value less costs to sell or value in use. Club memberships are tested for impairment by comparing its carrying amount with its recoverable amount.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

19.Investments in Associates

(a)Details of investments in associates as of December 31, 2020 and 2019 are as follows and measured at acquisition cost.

			2020			2019
Name of subsidiary	Country	Closing month	Ownership		Carrying amount	Ownership		Carrying amount
Shinhancard 2017-1(*1)(*2)	Korea	December 31	-		-	0.5%		-
Shinhancard 2017-2(*1)(*2)	Korea	December 31	-		-	0.5%		-
Shinhancard 2017-3(*1)(*2)	Korea	December 31	0.5%		-	0.5%		-
Shinhancard 2018-1(*1)(*2)	Korea	December 31	0.5%		-	0.5%		-
Shinhancard 2018-2(*1)(*2)	Korea	December 31	0.5%		-	0.5%		-
Shinhancard 2019-1(*1)(*2)	Korea	December 31	0.5%		-	0.5%		-
Shinhancard 2019-2(*1)(*2)	Korea	December 31	0.5%		-	0.5%		-
Shinhancard 2019-3(*1)(*2)	Korea	December 31	0.5%		-	0.5%		-
Shinhancard 2020-1(*1)(*2)	Korea	December 31	0.5%		-	-		-
Shinhancard 2021-1(*1)(*2)	Korea	December 31	0.5%		-	-		-
Money market trust (*1) (*3)	Korea	December 31	100%		-	100%
Shinhan Finance LLC	Kazakhstan	December 31	100%	~~W~~	16,599	100%	W	16,599
Shinhan Indo Finance	Indonesia	December 31	50% + 1 of the shares		14,242	50% + 1 of the shares		16,865
Shinhan Microfinance Co., Ltd.	Myanmar	September 30	100%		11,789	100%		11,789
Shinhan Vietnam Finance Co., Ltd.(*)	Vietnam	December 31	100%		170,194	100%		170,194
				~~W~~	212,824		~~W~~	215,447

(*1) The above are structured entities that are designed voting rights or similar rights are not major factors when determining control.

(*2) Although the Controlling Company’s ownership percentage of shares for structured entities is less than 50%, structured entities are operated in accordance with the necessity of the Controlling Company’s specific business, and the Company holds a majority of the benefits in the structured entities’ operations.  For this reason, the Company is considered to have power to control the structured entities.  The Company may select additional trusts in order to prevent any early redemption of securitized debentures in violation of the Trigger provisions for the securitized assets’ early redemption.

(*3) Money market trust is presented and recognized as financial assets at fair value through profit or loss in accordance with Korean IFRS 1109 “Financial instruments”.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

(b)Change in subsidiaries

Subsidiaries newly included in the separate financial statements for the year ended December 31, 2020 are as follows:

Name of subsidiary	Reason
Shinhan Card 2020-1	New Investment
Shinhan Card 2021-1	New Investment

Subsidiaries excluded from the separate financial statements for the year ended December 31, 2020 are as follows:

Name of subsidiary	Reason
Shinhan Card 2017-1	Liquidation
Shinhan Card 2017-2	Liquidation

(c)Condensed financial information for the Company’s subsidiaries as of and for the years ended December 31, 2020 and 2019 is as follows:

		2020
Subsidiaries		Total assets	Total liabilities	Total equity	Profit (loss) for the year	Total comprehensive income (loss)
Shinhan Card 2017-3	~~W~~	307,457	308,010	(553)	-	1,396
Shinhan Card 2018-1		380,113	382,416	(2,303)	-	2,506
Shinhan Card 2018-2		507,651	515,519	(7,868)	-	990
Shinhan Card 2019-1		400,099	400,099	-	-	-
Shinhan Card 2019-2		589,039	595,068	(6,029)	-	(4,064)
Shinhan Card 2019-3		350,059	350,059	-	-	-
Shinhan Card 2020-1		487,240	486,275	965	-	965
Shinhan Card 2021-1		-	-	-	-	-
Shinhan Finance LLC		28,919	11,410	17,509	1,506	(683)
Shinhan Indo Finance		98,561	107,971	(9,410)	202	(2,449)
Shinhan Microfinance Co., Ltd.		33,900	21,825	12,075	211	608
Shinhan Vietnam Finance Co.,Ltd.		371,855	271,905	99,950	22,710	18,610
Money market trust		660,000	-	660,000	364	364

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

19.Investments in Associates, Continued

	2019
Subsidiaries	Total assets	Total liabilities	Total equity	Profit (loss) for the year	Total comprehensive income (loss)
Shinhan Card 2017-1	676,361	682,601	(6,240)	1,473	1,922
Shinhan Card 2017-2	770,417	778,860	(8,443)	(838)	180
Shinhan Card 2017-3	506,197	513,705	(7,508)	(855)	(446)
Shinhan Card 2018-1	622,694	632,077	(9,383)	(1,844)	(1,547)
Shinhan Card 2018-2	771,728	784,956	(13,228)	59,873	57,793
Shinhan Card 2019-1	672,946	679,586	(6,640)	(6,640)	(6,640)
Shinhan Card 2019-2	882,651	886,055	(3,404)	(3,514)	(3,405)
Shinhan Card 2019-3	594,280	595,299	(1,019)	(1,019)	(1,019)
Shinhan Finance LLC	23,949	5,757	18,192	1,313	1,415
Shinhan Indo Finance	112,772	119,733	(6,961)	465	2,327
Shinhan Microfinance Co., Ltd.	19,154	7,687	11,467	359	601
Shinhan Vietnam Finance Co.,Ltd.	368,821	285,629	83,192	18,363	20,215
Money market trust	480,000	-	480,000	25	25

(d)Changes in investments in associates for the years ended December 31, 2020 and 2019 are as follows:

		2020
Investee		Beginning balance	Acquisition	Impairment loss	Ending balance

Shinhan Finance LLC	~~W~~	16,599	-	-	16,599
Shinhan Indo Finance		16,865	-	(2,623)	14,242
Shinhan Microfinance Co., Ltd.		11,789	-	-	11,789
Shinhan Vietnam Finance Co., Ltd.		170,194	-	-	170,194
	~~W~~	215,447	-	(2,623)	212,824

		2019
Investee		Beginning balance	Acquisition	Impairment loss	Ending balance

Shinhan Finance LLC	~~W~~	10,279	6,320	-	16,599
Shinhan Indo Finance		16,865	-	-	16,865
Shinhan Microfinance Co., Ltd.		6,916	4,873	-	11,789
Shinhan Vietnam Finance Co., Ltd.		-	170,194	-	170,194
	~~W~~	34,060	181,387	-	215,447

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

20.Investment in Properties

(a)Investment in Properties as of December 30, 2020 is summarized as follows::

		2020
		Building(*)
Acquisition cost	~~W~~	52,926
Accumulated depreciation		(449)
Ending balance	~~W~~	52,477

(*) the year ended December 31, 2020, the exercise of the lease liability purchase option for the headquarters building has replaced the right-of-use asset with investment property. (See Note 15)

(b)Changes in investment properties for the years ended December 31, 2020 is as follows:

		2020
		Building
Beginning balance	~~W~~	-
Acquisition		52,926
Amortization		(449)
Ending balance	~~W~~	52,477

(c)Rental revenue from operating leases arising from investment property during the years ended December 31, 2020 is ~~W~~3,666 million, and management expenses directly related to investment property (including maintenance costs) are included in operating expenses.

(d)As of December 31, 2020, the fair value of the investment property was ~~W~~ 56,933 million, and the fair value assessment was performed by an independent appraiser

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

21.Other Assets

(a)Details of other assets as of December 31, 2020 and 2019 are as follows:

		2020	2019

Guarantee deposits	~~W~~	69,950	79,422
Present value discount account		(1,029)	(2,723)
Accounts receivable		522,954	376,108
Allowance for doubtful accounts		(5,425)	(5,642)
Accrued income		171,978	147,561
Allowance for doubtful accounts		(9,504)	(10,341)
Advance payments		109,557	270,622
Prepaid expenses		75,663	62,546
Others(*)		14,942	5,824
	~~W~~	949,086	923,377

(*) Includes insurance assets of W4,757 million as of December 31, 2020, which are classified in accordance with Korean IFRS No.1104.

(b)Changes in allowance for other assets for the years ended December 31, 2020 and 2019 are as follows:

		2020	2019

Beginning balance	~~W~~	15,983	11,077
Effect of changes in accounting policies		-	-
Provision for credit loss allowance		25,103	31,918
Write-offs		(26,157)	(27,012)
Ending balance	~~W~~	14,929	15,983

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

22.Borrowings

Details of borrowings as of December 31, 2020 and 2019 are s follows:

	Interest rate (%)		2020	2019

Borrowings in won:
Commercial paper	0.93 ~ 2.58	~~W~~	1,810,000	1,560,000
Borrowings from Shinhan Financial Group Co., Ltd.	1.24~2.90		1,500,000	1,000,000
Bank overdrafts	1.92~2.80		100,000	55,000
SPC borrowings	1.34~2.36		3,016,212	3,294,857
Borrowings in foreign currency:
Borrowings from Shinhan Financial Group Co., Ltd.	2.79		435,200	463,120
		~~W~~	6,861,412	6,372,977

23.Debentures

Details of debentures as of December 31, 2020 and 2019 are as follows:

	Maturity	Interest rate (%)		2020	2019

Debentures in won	2021.01.04~2027.10.29	0.95 ~ 3.02	~~W~~	16,795,000	15,235,000
Less: discount				(8,693)	(9,250)
				16,786,307	15,225,750
Debentures in foreign currency	2025.10.20	1.11		435,200	-
Less: discount				(2,516)	-
				432,684	-
			~~W~~	17,218,991	15,225,750

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

24.Employee Benefits

    The Company operates defined benefit pension plans. The level of benefits provided depends on employees’ length of service and their salary in the final years leading up to retirement. The pension is fully funded and operated by an external trust company.

(a)  Defined benefit plan assets and liabilities as of December 31, 2020 and 2019 are as follows:

		2020	2019

Present value of defined benefit obligations	~~W~~	313,516	288,990
Fair value of plan assets(*)		(273,434)	(255,992)
Recognized liabilities for defined benefit obligations	~~W~~	40,082	32,998

(*) The fair value of plan assets as of December 31, 2020 and 2019 includes the existing Contribution to National Pension Plan of W451 million and W499 million.

(b)  Changes in the present value of defined benefit obligations and plan assets for the years ended December 31, 2020 and 2019 are as follows:

		2020
		Defined benefit obligation	Plan assets	Net defined benefit obligations

Beginning balance	~~W~~	288,990	(255,992)	32,998
Recognized in profit or loss as incurred:
Current service cost		19,681	-	19,681
Interest expense (income)		7,610	(6,805)	805
Income (loss)on settlement		(306)	-	(306)
		26,985	(6,805)	20,180
Recognized in other comprehensive income:
Remeasurement loss
-Actuarial losses
Demographic assumptions		-	-	-
Financial assumptions		3,766	-	3,766
Experience adjustments.		4,152	-	4,152
- Return on plan assets		-	1,862	1,862
		7,918	1,862	9,780
Others:
Contributions paid into the plan		-	(23,000)	(23,000)
Benefits paid by the plan		(6,540)	6,448	(92)
Income (loss)on settlement(*1)		(4,053)	4,053	-
Others (*2)		216	-	216
		(10,377)	(12,499)	(22,876)
Ending balance	~~W~~	313,516	(273,434)	40,082

(*1) During the year ended December 31, 2020, there was a case of settlement of the desired retirement.

(*2) Transfer from/to related parties

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

24.Employee Benefits, Continued

		2019
		Defined benefit obligation	Plan assets	Net defined benefit obligations

Beginning balance	~~W~~	247,077	(229,142)	17,935
Recognized in profit or loss as incurred:
Current service cost		17,818	-	17,818
Interest expense (income)		7,299	(6,741)	558
		25,117	(6,741)	18,376
Recognized in other comprehensive income:
Remeasurement loss
-Actuarial losses
Demographic assumptions		3,665	-	3,665
Financial assumptions		7,572	-	7,572
Experience adjustments.		12,366	-	12,366
- Return on plan assets		-	2,150	2,150
		23,603	2,150	25,753
Others:
Contributions paid into the plan		-	(28,000)	(28,000)
Benefits paid by the plan		(7,072)	5,741	(1,331)
Others (*)		265	-	265
		(6,807)	(22,259)	(29,066)
Ending balance	~~W~~	288,990	(255,992)	32,998

(*) Transfer from/to related parties

(c)Details of the amounts included in the fair value of plan assets for each category of financial instruments as of December 31, 2020 and 2019 are as follows:

		2020		2019
		Amounts	Ratio	Amounts	Ratio

Time deposit	~~W~~	199,328	72.9%	-	0.0%
Securities		73,655	26.9%	255,493	99.8%
Others		451	0.2%	499	0.2%
Fair value of plan assets	~~W~~	273,434	100.0%	255,992	100.0%

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

24.Employee Benefits, Continued

(d)Actuarial assumptions as of December 31, 2020 and 2019 are as follows:

	2020	2019

Discount rate (AA0)	2.68%	2.71%
Future salary increasing rate	1.90% + step-up rate	1.80% + step-up rate

(e) Sensitivity analysis

The effects on defined benefit obligations from changes in actuarial assumptions within a reasonably possible range as of December 31, 2020 are as follows:

		Changes in the amount of defined benefit obligations

Discount rate (1%p decrease)	~~W~~	26,689
Discount rate (1%p increase)		(23,756)
Future salary increasing rate (1%p decrease)		(24,154)
Future salary increasing rate (1%p increase)		26,634

Sensitivity analyses do not consider the variance of all cash flows expected to occur in the plan but provide approximation of the sensitivity to the assumptions.

(f)  Effects of defined benefit plans on future cash flows

The company reviews the level of accumulation of funds every year, and has a policy to compensate for any loss in funds. The estimated contribution for the year ending December 31, 2021 (the next annual reporting period) is W 20,700 million. The weighted average maturity of the defined benefit obligation as of December 31, 2020 and 2019 is 8.2 years and 8.8 years. The maturity analysis of non-discounted benefits paid by the plan as of December 31, 2020 and 2019 is as follows:

		2020
		Less than 1 year	1~2 years	2~5 years	5 ~ 10 year	over 10years	Total

Benefits paid by the plan	~~W~~	9,789	13,809	62,360	117,750	190,946	394,654

		2019
		Less than 1 year	1~2 years	2~5 years	5 ~ 10 year	over 10years	Total

Benefits paid by the plan	~~W~~	8,500	10,518	49,198	100,031	202,023	370,270

(g)  The amounts recognized as expenses for defined contribution plans are ~~W~~2,627 million and ~~W~~2, 374 million for the years ended December 31, 2020 and 2019, respectively.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

25.Provisions

(a) Changes in provisions for the years ended December 31, 2020 and 2019 are as follows:

		2020
		Allowance for litigation	Allowance for unused credit commitments	Asset retirement	Other	Total

Beginning balance	~~W~~	-	174,584	5,603	25,927	206,114
Provision (reversal)		64	21,265	(850)	700	21,179
Payment		(31)	-	-	(1,494)	(1,525)
Other(*)		-	-	32	1,079	1,111
Ending balance	~~W~~	33	195,849	4,785	26,212	226,879

(*) This is the amount of increase in the current quarter over the period of the provision evaluated as present value.

		2019
		Allowance for litigation	Allowance for unused credit commitments	Asset retirement	Other	Total

Beginning balance	~~W~~	29	147,046	5,353	30,049	182,477
Provision (reversal)		21	27,538	39	(3,087)	24,511
Payment		(50)	-	-	(1,035)	(1,085)
Other(*)		-	-	211	-	211
Ending balance	~~W~~	-	174,584	5,603	25,927	206,114

(*) This is the amount of increase in the current quarter over the period of the provision evaluated as present value.

(b) Details of allowance for unused credit commitments as of December 31, 2020 and 2019 are as follows:

		2020	2019

Unused credit commitments	~~W~~	83,075,972	76,653,756
Allowance		195,849	174,584
Ratio (%)		0.24%	0.23%

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

25.Provisions, Continued

(c)Changes in unused credit commitments for the years ended December 31, 2020 and 2019 are as follows:

		2020
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total

Beginning balance	~~W~~	64,466	98,289	11,829	174,584
12 month expected credit losses substitution		58,612	(50,094)	(8,518)	-
Lifetime expected credit losses substitution		(6,778)	8,254	(1,476)	-
Credit-impaired financial assets substitution		(186)	(762)	948	-
Provision (reversal) (*)		(38,838)	61,625	(1,522)	21,265
Ending balance	~~W~~	77,276	117,312	1,261	195,849

(*) Provision has been increased in response to economic recession caused from COVID-19 pandemic. The Company recognized additional provision amounting to W9,268 million by re-estimating the expected default rate in reflection of the modified forward-looking information available as of December 31, 2020.

		2019
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total

Beginning balance	~~W~~	58,385	83,619	5,042	147,046
12 month expected credit losses substitution		40,569	(40,459)	(110)	-
Lifetime expected credit losses substitution		(6,905)	6,933	(28)	-
Credit-impaired financial assets substitution		(221)	(750)	971	-
Provision (reversal)		(27,362)	48,946	5,954	27,538
Ending balance	~~W~~	64,466	98,289	11,829	174,584

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

26.Other Liabilities

(a) Details of other liabilities as of December 31, 2020 and 2019 are as follows:

		2020	2019

Accounts payable	~~W~~	1,996,201	2,224,015
Accrued expenses		217,860	251,895
Advances from customers		134,459	144,752
Unearned revenue		117,093	109,528
Withholdings		474,783	515,463
Guarantee deposits		387,455	321,101
Present value discount account		(16,490)	(14,924)
Advances of gift card and others		41,068	25,337
Lease liabilities		21,862	540,940
PV discount on lease liabilities		(1,559)	(10,251)
Others (*)		306,073	297,005
	~~W~~	3,678,805	4,404,861

(*) Includes point liabilities of ~~W~~303,056 million and ~~W~~303,402 million as of December 31, 2020 and 2019 respectively, which are classified in accordance with Korean IFRS No.1115 and includes insurance liabilities of W4,757 million as of December 31, 2020, which is classified in accordance with Korean IFRS No.1104.

(b) Details of insurance liabilities and reinsurance assets as of December 31, 2020 is as follows:

		2020
		Insurance Liabilities			Reinsurance Assets
		Reserve for payment	Retained Earnings for Undrawn Insurance	Total	Reserve for payment	Retained Earnings for Undrawn Insurance	Total
Debt Cancellation & Debt Suspension	~~W~~	3,611	1,146	4,757	3,611	1,146	4,757

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

(c)The income and expenses related to insurance contracts for the years ended December 31, 2020 is as follows:

2020				2019
Premium Revenues	Reinsurance Revenues	Contribution to reinsuarance asset	Total	Insurance premium	Insurance cost	Contribution to insuarance liability ~	Total
32,000	4,561	-	36,561	6,296	4,568	-	10,864

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

27.Equity

(a)Details of equity as of December 31, 2020 and 2019 are as follows:

	2012	2020	2019

Common stock	~~W~~	626,847	626,847
Capital surplus
Gains on capital reduction		852,646	852,646
Gains on sale of treasury stock		2	2
Other additional capital		7,944	7,944
		860,592	860,592
Capital adjustments
Stock options		2,219	263
Accumulated other comprehensive income
Unrealized gain on valuation of financial assets at FVOCI		16,205	19,318
Effective portion of valuation loss on cash flow hedges		(10,394)	(24,123)
Remeasurements of the net defined benefit obligations		(58,679)	(51,590)
		(52,868)	(56,395)
Retained earnings
Legal reserve		313,424	313,424
Reserve for credit losses (refer to Note 26)		768,833	723,299
Voluntary reserve		11,216	11,216
Retained earnings (*)		3,883,526	3,681,494
		4,976,999	4,729,433
	~~W~~	6,413,789	6,160,740

(*)The Company plans to reserve ~~W~~47,869 million of the retained earnings for the year ended December 31, 2020 for credit losses, and ~~W~~45,535 million of the reserve for credit losses for the year ended December 31, 2019 was reversed and transferred into retained earnings.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

27.Equity, Continued

(b)Capital stock and capital surplus

As of December 31, 2020 and 2019, par value of common stock is ~~W~~5,000 and the Company authorized 2,000,000,000 shares and issued outstanding shares amounted to 125,369,403 shares.

(c)Changes in accumulated other comprehensive income for the years ended December 31, 2020 and 2019 are as follows:

		2020
		Valuation of financial assets at FVOCI	Valuation of cash flow hedges	Remeasurements of defined benefit obligations	Total
Balance at January 1, 2019	~~W~~	19,318	(24,123)	(51,590)	(56,395)
Changes in fair value		(4,295)	-	(9,780)	(14,075)
Changes in fair value of cash flow hedges		-	(25,078)	-	(25,078)
Reclassification to profit or loss		-	44,014	-	44,014
Deferred tax effect		1,182	(5,207)	2,691	(1,334)
Balance at December 31, 2019	~~W~~	16,205	(10,394)	(58,679)	(52,868)

		2019
		Valuation of financial assets at FVOCI	Valuation of cash flow hedges	Remeasurements of defined benefit obligations	Total
Balance at January 1, 2019	~~W~~	18,289	(14,748)	(32,919)	(29,378)
Changes in fair value		1,419	-	(25,753)	(24,334)
Changes in fair value of cash flow hedges		-	(8,261)	-	(8,261)
Reclassification to profit or loss		-	(4,670)	-	(4,670)
Deferred tax effect		(390)	3,556	7,082	10,248
Balance at December 31, 2019	~~W~~	19,318	(24,123)	(51,590)	(56,395)

(d)Earned surplus reserves

The Korean Commercial Act requires the Company to accumulate, as its earned surplus reserve, at least 10% of cash dividend in each period for the settlement of accounts until its reserve reaches half of the Company’s capital.  No reserve shall be disposed of, except in recovery from deficit in capital or capitalizing its reserve as approved in the shareholder’s meeting.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

27.Equity, Continued

(e)Voluntary reserve

The Company elected to measure an item of land and buildings at the date of transition to Korean IFRSs at its fair value and use that fair value as its deemed cost at that date.  Revaluation surplus as a result of revaluation was classified as dividend restriction by the board of directors.  Also, in accordance with amended Credit Information Use and Protection Act, the Company is liable to compensate the owners of credit information for inflicted damage and reserved voluntary reserve for fulfillment by the Act.

Details of voluntary reserve as of December 31, 2020 and 2019 are as follows:

		2020	2019

Revaluation surplus of property and equipment	~~W~~	10,216	10,216
Claim reserves for on-line transactions		1,000	1,000
	~~W~~	11,216	11,216

(f)Statements of appropriation of retained earnings for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won, except dividends per share)		2020	2019
Unappropriated retained earnings
Balance at beginning of year	~~W~~	3,305,235	3,193,712
Effect of changes in accounting policies		-	-
Profit for the year		578,291	487,782
		3,883,526	3,681,494
Reversal of reserve for credit losses		-	-
Balance at end of year before appropriation		3,883,526	3,681,494

Appropriation of retained earnings
Transfer to reserve for credit losses		47,869	45,535
Cash dividends		394,287	330,724
Dividends per share (dividend as a percentage of par value): ~~W~~3,145(62.90%) for 2020 W2,638 (52.76%) for 2019
		442,156	376,259
Unappropriated retained earnings to be carried over to subsequent year	~~W~~	3,441,370	3,305,235

The appropriation of retained earnings for the year ended December 31, 2020, is expected to be appropriated at the shareholders’ meeting on March 24, 2021. The appropriation date for the year ended December 31, 2019, was March 25, 2020.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

28.Reserve for Credit Losses

In accordance with Regulations on Supervision of Specialized Credit Finance Business, the Company reserves the difference between expected credit loss allowances recognized under Korean IFRS and Regulations on Supervision of Specialized Credit Finance Business in the account of reserve for legal reserve for credit losses.

(a) Reserve for credit losses as of December 31, 2020 and 2019 are summarized as follows:

		2020	2019

Accumulated reserve for credit losses	~~W~~	768,834	723,299
Reserve for (reverse of) credit losses, scheduled		47,869	45,535
Effect of changes in accounting polices		-	-
Effect of changes in 2020 and 2019		47,869	45,535
Ending balance of reserve for credit losses	~~W~~	816,703	768,834

(b) Details of profit for the year after adjusting for reversal of credit losses and provision for reserve for credit losses for the years ended December 31, 2020 and 2019 are as follows:

		2020	2019

Profit for the year	~~W~~	578,291	487,782
Reserve for credit losses, scheduled		(47,869)	(45,535)
Profit for the year after adjusting for reserve for credit losses	~~W~~	530,422	442,247
Earnings per share after adjusting credit losses (in won)	~~W~~	4,231	3,528

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

29.Operating Revenue

(a) Details of operating revenues for the years ended December 31, 2020 and 2019 are as follows:

		2020	2019

Revenue from contracts with customers
Fee and commission income
Credit card assets	~~W~~	1,182,132	1,238,034

Revenue from others
Interest income		2,139,283	2,147,870
Fee and commission income
Loans		1,333	1,043
Installment loans		8,817	7,257
Leases		241,521	137,929
Other		36,564	40,510
Dividend income		954	841
Net income on financial assets at FVTPL		29,347	20,678
Gains on derivatives transactions		2,120	8,457
Gains on foreign currency transactions		76,637	59,532
Other operating income		83,272	29,192
	~~W~~	3,801,980	3,691,343

(b) Classification of revenue from contracts with Customers for the years ended December 31, 2020 and 2019 are as follows:

		2020	2019

Revenue from contracts with customers
Credit sales commission, etc.	~~W~~	978,781	1,039,843
Insurance agency fee		76,494	72,329
Others		126,857	125,862
		1,182,132	1,238,034
Timing of revenue recognition
Transferred at a point in time		984,613	1,056,888
Transferred over time		197,519	181,146
	~~W~~	1,182,132	1,238,034

(c) The contractual liabilities recognised by the Company in relation to revenue from contracts with customers are as follows:

		2020	2019

Contractual liabilities(*)	~~W~~	395,281	389,162

   (*) Other liability is recognized in financial statements.

(d) Among the revenue recognized in the years ended December 31, 2020 and 2019, the amount related to the contract liability carried forward in the prior term is KRW 85,759 million and KRW 76,485 million.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

30.Earnings per Share

Earnings per share for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won, except shares outstanding and earnings per share)
		2020	2019

Net income	~~W~~	578,291	487,782
Weighted average number of common stocks outstanding		125,369,403	125,369,403
Earnings per share (in won)	~~W~~	4,613	3,891

The Company has no dilutive potential ordinary shares in the calculation of diluted earnings per share for the reporting periods.  Accordingly, diluted earnings per share equals basic earnings per share for the years ended December 31, 2020 and 2019.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

31.Share-Based Payment

Share-based payment as of December 31, 2020 is summarized as follows

(a)Share-based payment arrangements with performance conditions

(i) Performance share granted as of December 31, 2020 are as follows:

	Granted in 2016	Granted in 2017	Granted in 2018	Granted in 2019	Granted in 2020

Type	Equity-settled type	Equity-settled type	Equity-settled type	Equity-settled type	Cash payment type
Vesting period	2016	2017	2018	2019	2020
Performance condition	Based on relative stock price (20.0%) Based on 4 year management index (80.0%)
Estimated number of shares granted	67,660 shares	66,245 shares	58,581 shares	80,226 shares	69,284 shares
Number of shares granted	51,560 shares	-	-	-	-
Remaining number of shares granted	16,100 shares	66,245 shares	58,581 shares	80,226 shares	69,284 shares

(ii) Granted shares and the fair value of grant date as of December 31, 2020 are as follows:

       (In won, except shares)

Grant date	Grant shares	Paid shares	Fair value (*1)	Estimated shares (*2)	Remained sahres
January 1, 2016	74,200	34,200	39,000	50,300	16,100
February 4, 2016	15,400	13,204	38,150	13,204	-
June 3, 2016	5,200	2,901	38,800	2,901	-
August 1, 2016	1,900	742	40,650	742	-
October 31, 2016	3,100	513	43,850	513	-
January 1, 2017	70,200	-	45,300	58,038	58,038
March 7, 2017	10,600	-	46,950	8,207	8,207
January 1, 2018	59,900	-	49,400	58,581	58,581
January 1, 2019	84,266	-	39,400	80,226	80,226
January 1, 2020	80,216	-	32,050	69,284	69,284
	404,982	51,560		341,996	290,436

(*1) The fair value per share was evaluated based on the closing price of Shinhan Financial Company at each grant date.

(*2) Grant shares at grant date were adjusted pursuant to relative increase ratio of stock price and achievement of target management index based on standard quantity applicable to the days of service among specified period of service, which allows for the determination of acquired quantity at the end of the operation period.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

31.Share-Based Payment, Continued

(b)Share-based compensation expense for the years ended December 31, 2020 and 2019 are as follows:

		2020	2019

Share-based payment arrangements with performance conditions	~~W~~	2,572	3,215

(c)Details of accrued expenses and the intrinsic value as of December 31, 2020 are as follows:

		Accrued expense related to compensation expenses associated with share based payments	Intrinsic values (*1)

Share-based payment arrangements with performance conditions (*2)	~~W~~	8,889	8,889

(*1)The fair value of share-based arrangements with performance conditions is considered as intrinsic value.

(*2)Payments according to arrangements with Shinhan Financial Group are calculated on the basis of the closing price on December 31, 2020, and have been recognized as liabilities.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

32.Net Interest Income

Details of net interest income for the years ended December 31, 2020 and 2019 are as follows:

		2020	2019

Interest incomes
Cash and due from banks	~~W~~	5,442	2,586
Credit card assets		1,863,707	1,907,500
Loans		95,592	75,484
Installment loans		122,883	113,130
Financing leases		49,909	47,104
Others		1,750	2,066
		2,139,283	2,147,870

Interest expenses
Borrowings		(126,563)	(114,821)
Debentures		(346,978)	(351,273)
Lease liabilities		(5,913)	(976)
Others		(6,571)	(6,418)
		(486,025)	(473,488)
Net interest income	~~W~~	1,653,258	1,674,382

Interest income on impaired financial assets for the years ended December 31, 2020 and 2019 are ~~W~~12,913 million and ~~W~~11,773 million, respectively.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

33.Net Fee and Commission Income

Details of net fee and commission income for the years ended December 31, 2020 and 2019 are as follows:

		2020	2019

Fee and commission income
Credit card assets	~~W~~	1,182,132	1,238,034
Loans		1,333	1,043
Installment loans		8,817	7,257
Leases		241,521	137,929
Other (*)		36,564	40,510
		1,470,367	1,424,773

Fee and commission expense
Credit card assets		(1,035,293)	(1,096,386)
Installment loans		(30,965)	(24,086)
Leases		(1,348)	(879)
Other (*)		(102,334)	(86,767)
		(1,169,940)	(1,208,118)
Net fee and commission income	~~W~~	300,427	216,655

(*) Other fee and commission income or expense includes profit or loss associated with Shinhan Credit Service (Debt exemption and debt suspension) given to credit card members.  For the years ended December 31, 2020 and 2019, the amount of income related to debt exemption and debt suspension are ~~W~~36,561million and ~~W~~40,506million, respectively, and the amount of expense are ~~W~~11,012million and ~~W~~11,794million, respectively.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

34.Dividend Income

Details of dividend income for the years ended December 31, 2020 and 2019 are as follows:

		2020	2019

Financial assets at FVTPL in Korean currency	~~W~~	35	27
Financial assets at FVOCI in Korean currency		919	814
	~~W~~	954	841

35.Provision for Credit Loss Allowance

Details of provision for credit loss allowance for the years ended December 31, 2020 and 2019 are as follows:

		2020	2019

Changes in credit card assets at amortized cost, etc.	~~W~~	(414,356)	(490,817)
Other assets		(23,547)	(30,727)
Allowance for unused credit commitments		(21,266)	(27,538)
Provision for credit loss allowance	~~W~~	(459,169)	(549,082)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

36.General Administrative Expenses

Details of general administrative expenses for the years ended December 31, 2020 and 2019 are as follows:

		2020	2019

Relate to employees
Salaries and wages	~~W~~	173,748	167,626
Bonus		52,027	49,281
Incentive of result		33,725	26,515
Share-based compensation expense		2,572	3,215
Employee benefits		81,357	76,089
Travel		5,147	5,857
Defined benefit		20,180	18,376
Defined contribution		2,627	2,374
Honorary retirement allowance		29	16,075
		371,412	365,408
Depreciation and amortization
Depreciation		38,534	39,671
Amortization		14,601	12,908
		53,135	52,579
Other general administrative expenses
Communication		45,550	47,929
Utility		19,445	19,956
Vehicles maintenance		2,662	2,875
Supplies		9,876	10,065
Rent		527	492
Insurance		27,414	15,406
Repairs		135	112
Entertainment		1,416	1,825
Advertising		19,711	22,400
Sales promotion		28,703	89,592
Training		1,736	2,346
Publication		463	468
Freight		726	660
Provision for (reversal of) asset retirement obligation		(530)	39
Taxes and dues		31,992	38,562
		189,826	252,727
	~~W~~	614,373	670,714

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

37.Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2020 and 2019 are as follows:

		2020	2019

Other operating income
Gains on recovery of bad debt	~~W~~	14,066	11,713
Reversal of other allowances		-	4,274
Gains on sale of loans		-	29
Others		69,206	13,176
		83,272	29,192
Other operating expenses
Losses on repayment of leases		(161,443)	(95,448)
Others		(56,659)	(3,419)
		(218,102)	(98,867)
	~~W~~	(134,830)	(69,675)

(*) Gains on recovery of bad debt is the amount of interest received from the bad debt.

38.Non-Operating Income and Expenses

Details of non-operating income and expenses for the years ended December 31, 2020 and 2019 are as follows:

		2020	2019

Non-operating income
Gains on disposal of property and equipment	~~W~~	286	204
Miscellaneous income		777	472
Others		5,699	1,130
		6,762	1,806
Non-operating expenses
Donations		(9,119)	(9,394)
Provision for allowance for litigation		(64)	(22)
Losses on disposal of property and equipment		(57)	(71)
Miscellaneous losses		(120)	(243)
Others		(547)	(1)
		(9,907)	(9,731)
	~~W~~	(3,145)	(7,925)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

39.Income Taxes

(a)The components of income tax expense for the years ended December 31, 2020 and 2019 are as follows:

		2020	2019

Current income taxes payable	~~W~~	114,680	176,063
Adjustments to the income tax expense for prior period		(2,561)	(1,060)
Changes in deferred tax due to changes in temporary differences		98,705	(18,914)
Income tax expense associated with items recorded in equity		(1,336)	10,248
Others		991	(4,162)
Income tax expense	~~W~~	208,497	162,175

(b)The relationship between income tax expense and profit before income taxes for the years ended December 31, 2020 and 2019 are as follows:

		2020	2019

Profit before income taxes (A)	~~W~~	786,788	649,957
Income taxes at applicable tax rate		216,367	178,738
Adjustments:
Non-taxable income		(80)	(101)
Non-deductible expense		367	827
Tax deductions		(88)	(69)
Consolidated tax return effect and others		(8,069)	(17,220)
Income tax expense (B)	~~W~~	208,497	162,175
Effective tax rate (B/A)		26.50%	24.95%

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

39.Income Taxes, Continued

(c)Changes in significant accumulated temporary differences and tax effects for the years ended December 31, 2020 and 2019 are as follows:

		2020
		Beginning deferred tax assets (liabilities)	Changes in profit or loss	Change in other comprehensive income	Ending deferred tax assets (liabilities)

Accounts receivable	~~W~~	79	-	-	79
Financial assets at FVOCI		84,602	(83,178)	-	1,424
Valuation on financial assets at FVOCI		(7,327)	-	1,181	(6,146)
Valuation on property and equipment, depreciation and others		(2,106)	(70)	-	(2,176)
Deferred loan origination costs		(11,526)	(1,568)	-	(13,094)
Derivative assets		9,150	-	(5,207)	3,943
Accrued expenses		17,470	122	-	17,592
Liability for defined benefit obligations		59,400	4,833	2,178	66,411
Plan assets		(50,799)	(7,467)	512	(57,754)
Other provisions		140,135	5,318	-	145,453
Others		(1,253)	(15,359)	-	(16,612)
	~~W~~	237,825	(97,369)	(1,336)	139,120

		2019
		Beginning deferred tax assets (liabilities)	Changes in profit or loss	Change in other comprehensive income	Ending deferred tax assets (liabilities)

Accounts receivable	~~W~~	79	-	-	79
Financial assets at FVOCI		84,619	(17)	-	84,602
Valuation on financial assets at FVOCI		(6,937)	-	(390)	(7,327)
Valuation on property and equipment, depreciation and others		(2,120)	14	-	(2,106)
Deferred loan origination costs		(8,901)	(2,625)	-	(11,526)
Derivative assets		5,594	-	3,556	9,150
Accrued expenses		18,557	(1,087)	-	17,470
Liability for defined benefit obligations		47,859	5,049	6,492	59,400
Plan assets		(49,721)	(1,668)	590	(50,799)
Other provisions		133,300	6,835	-	140,135
Others		(3,418)	2,165	-	(1,253)
	~~W~~	218,911	8,666	10,248	237,825

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

39.Income Taxes, Continued

(d)Deferred income tax expense associated with items, which are not recognized as profit (loss) for the years ended December 31, 2020 and 2019 are as follows:

		2020
		December 31, 2020		January 1, 2020		Changes in tax effect
		Amount	Tax effect	Amount	Tax effect

Changes in fair value of financial assets at FVOCI	~~W~~	16,204	(6,147)	19,318	(7,328)	1,181
Effective portion of valuation gain or loss on cash flow hedges		(10,394)	3,943	(24,123)	9,150	(5,207)
Remeasurements of defined benefit obligations		(58,678)	22,258	(51,590)	19,568	2,690
	~~W~~	(52,868)	20,054	(56,395)	21,390	(1,336)

		2019
		December 31, 2019		January 1, 2019		Changes in tax effect
		Amount	Tax effect	Amount	Tax effect

Changes in fair value of financial assets at FVOCI	~~W~~	19,318	(7,328)	18,289	(6,937)	(391)
Effective portion of valuation gain or loss on cash flow hedges		(24,123)	9,150	(14,748)	5,594	3,556
Remeasurements of defined benefit obligations		(51,590)	19,568	(32,919)	12,485	7,083
	~~W~~	(56,395)	21,390	(29,378)	11,142	10,248

(e)The Company offsets a deferred tax asset against a deferred tax liability of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities.  Deferred tax assets and liabilities before offsetting as of December 31, 2020 and 2019 are as follows:

		2020	2019

Deferred tax assets	~~W~~	234,902	310,836
Deferred tax liabilities		(95,782)	(73,011)
	~~W~~	139,120	237,825

(f)Deferred tax assets have been recognized as the Company has determined it is probable that future profits will be available against which the Company can utilize the related benefit.

(g)As of December 31, 2020 and 2019, current tax liabilities are ~~W~~ 30,378 million and ~~W~~96,454 million respectively. For consolidated tax returns, the amount is paid to the taxation authorities through the controlling company of the Company.

(g)The Company is in an administrative litigation process on the case in which tax uncertainty exists (claim amount of ~~W~~21,197 million) and assesses that the probability of the case being prevailed is low.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

40.Statements of Cash Flows

(a)Details of cash and cash equivalents as of December 31, 2020 and 2019 are as follows:

		2020	2019

Cash	~~W~~	5	7
Available deposits from banks
Deposits on demand		358,528	508,892
Current deposits		353,493	18,135
Foreign currency deposits		53	54
Others		2,277	1,553
		2,705	528,634
Cash and cash equivalents	~~W~~	358,533	528,641

(b)The Company presents the cash inflows and outflows of bank overdrafts and call money as net amounts, because the turnover of transactions is quick, the amounts are large, and the maturities are short.

(c)Reconciliations of the amounts of cash and cash equivalents in the statement of cash flows with the equivalent items reported in the statement of financial position as of December 31, 2020 and 2019 are as follows:

		2020	2019
Cash and cash equivalents in the statements of financial position	~~W~~	358,569	528,677
Adjustment:
Restricted due from banks		(36)	(36)
Cash and cash equivalents in the statements of cash flows	~~W~~	358,533	528,641

(d)The Company presents statements of cash flows using the indirect method and significant non-cash transactions for the years ended December 31, 2020 and 2019 are as summarized follows:

		2020	2019

Adjustment of lease asset and liability	~~W~~	513,437	-
Valuation of financial assets at FVOCI		(4,295)	1,419
Valuation of derivatives		18,937	12,961
Adjustment of lease assets and liabilities		-	491,246

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

40.Statements of Cash Flows, Continued

(e)Changes in assets and liabilities arising from financing activities for the years ended December 31, 2020 and 2019 are as summarized follows:

		2020
		Liabilities
		Derivative liabilities	Borrowings	Debentures	Lease liabilities	Sub-Total
Balance at January 1, 2020	~~W~~	(36,058)	(6,372,977)	(15,225,750)	(530,689)	(22,165,474)
Changes from financing cash flows		(2,120)	(516,355)	(2,016,168)	533,356	(2,001,287)
Changes from operating cash flows		-	160,061	348,173	3,059	511,293
Changes in foreign currency exchange rate		-	-	23,040	-	23,040
Gain (loss) on derivatives and interest expense		(44,016)	(126,563)	(347,090)	-	(517,669)
Changes in fair value		-	-	-	-	-
Others		18,937	(5,578)	(1,196)	(26,029)	(13,866)
Balance at December 31, 2020	~~W~~	(63,257)	(6,861,412)	(17,218,991)	(20,303)	(24,163,963)

			2019
		Assets	Liabilities
		Derivative assets	Derivative liabilities	Borrowings	Debentures	Lease liabilities	Subtotal
Balance at January 1, 2019	~~W~~	310	(23,293)	(4,910,631)	(14,143,288)	(50,933)	(19,128,145)
Changes from financing cash flows		-	(933)	(1,460,196)	(1,074,481)	16,391	(2,519,219)
Changes from operating cash flows		-	-	102,256	348,174	976	451,406
Changes in foreign currency exchange rate		-	-	2,680	(4,670)	-	(1,990)
Gain (loss) on derivatives and interest expense		-	790	(114,821)	(351,273)	(976)	(466,280)
Changes in fair value		162	(13,094)	-	-	-	(13,094)
Others		-	-	7,735	(212)	(496,147)	(488,624)
Balance at December 31, 2019	~~W~~	472	(36,530)	(6,372,977)	(15,225,750)	(530,689)	(22,165,946)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

41.Contingent Liabilities and Commitments

(a)Contingent liabilities

The Company has eleven pending lawsuits as a defendant as of December 31, 2020 for a total claim amount of ~~W~~2,729 million.

A legal provision of ~~W~~33 million is recognized in the accompanying separate financial statements for expected loss due to lost litigation cases and bond repurchase requests.

Additional losses may be incurred from these legal actions, but the result of such the lawsuits cannot be predicted.  The management believes that the result of the lawsuits would not have significant impact on the separate financial statements

(b)ABS commitments

In trust-type asset securitizations, trust company can demand the Controlling Company to transfer additional assets if the transferred assets are below the agreed minimum amount.  As prescribed by the respective asset transfer agreements and other contracts, the Company has an obligation to early redeem the asset-backed securities in certain cases, such as when outstanding balance of securitized assets falls below the agreed amount at each settlement period or when portfolio profitability ratio is less than primary cost ratio for three consecutive settlement periods.  Investor Interest based on transferred assets is provided as collateral for asset-backed securities.  As of December 31, 2020, the Company has no additional obligation for the asset-backed securities.

The Company has entered into an agreement with the trust company to provide asset management services for the transferred assets.  Under the agreement, the Company provides various services such as billing, collection, and management of delinquencies, and receives service fees from the Trust company recorded as asset securitization income.

(c)Other commitments

The Company has entered an agreement with Shinhan bank for the trust and consignment in order to perform various credit card services including recruitment of credit card members and merchants.

The Company is subject to take necessary measures, including accumulation of required reserve or subscription to insurances or deductions, pursuant to Article 43-3 of the Use and Protection of the Credit Information Act. Accordingly, the Company has accumulated ~~W~~1 billion as liability reserve for electronic banking and credit information.

As of December 31, 2020, the Company has entered into limit loan commitments amounting to ~~W~~550 billion with banks including Hana bank and SC bank. In addition, the Company has entered into loan overdraft agreements (including daily check) amounting to ~~W~~1,625 billion with banks including Shinhan Bank and KB bank.

As of December 31, 2020, the uncollectible bad debts, for which right to claim is still effective, amounts to ~~W~~3,276,655 million.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

42.Transfer of Financial Instruments

The Company has transferred some of its financial instruments to Trust company pursuant to the Asset-Backed Securitization Act.  However, the Company retains the risks and rewards of ownership of financial assets and continues to recognize the asset and the relevant liability.

(a) The initial transfer price of the credit card assets sold by Asset-Backed Securitization Act as of December 31, 2020 and 2019 are summarized as follows:

	Initial transfer date		2020	2019

Shinhan Card 2019-1	2019.02.27		-	768,807
Shinhan Card 2019-2	2019.07.10		-	994,063
Shinhan Card 2019-3	2019.12.17		-	604,495
Shinhan Card 2019-3	2020.04.23		790,820	-
		~~W~~	790,820	2,367,365

(b) The financial assets that have not been qualified for derecognition and the liabilities relevant to such assets as of December 31, 2020 and 2019 are summarized as follows:

	2020	2019

Credit card assets measured at amortized cost etc.	4,239,229	5,371,660
Borrowings	3,016,212	3,294,857

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

43.Related Party Transactions

(a)As of December 31, 2020, related parties of the Company are summarized as follows:

Name of company	Control relationship

Shinhan Financial Group Co., Ltd.	Parent company
Shinhan Finance LLC	Subsidiaries
Shinhan Indo Finance	Subsidiaries
Shinhan Microfinance Co., Ltd.	Subsidiaries
Shinhan Vietnam Finance Co., Ltd.	Subsidiaries
Shinhan Card 2017-3 Asset Securitisation Specialty Co., Ltd	Subsidiaries
Shinhan Card 2018-1 Asset Securitisation Specialty Co., Ltd	Subsidiaries
Shinhan Card 2018-2 Asset Securitisation Specialty Co., Ltd	Subsidiaries
Shinhan Card 2019-1 Asset Securitisation Specialty Co., Ltd	Subsidiaries
Shinhan Card 2019-2 Asset Securitisation Specialty Co., Ltd	Subsidiaries
Shinhan Card 2019-3 Asset Securitisation Specialty Co., Ltd	Subsidiaries
Shinhan Card 2020-1 Asset Securitisation Specialty Co., Ltd	Subsidiaries
Shinhan Card 2021-1 Asset Securitisation Specialty Co., Ltd	Subsidiaries
Shinhan Bank	Other related parties
Shinhan Credit Information Co., Ltd.	Other related parties
Shinhan Life Insurance Co., Ltd.	Other related parties
Shinhan DS Co., Ltd.	Other related parties
Shinhan Investment Corp.	Other related parties
Shinhan Capital Co., Ltd.	Other related parties
Jeju Bank	Other related parties
BNP Paribas Cardif Life Insurance	Other related parties
Shinhan Savings Bank	Other related parties
Shinhan Aitas Co., Ltd.	Other related parties
Shinhan Capital Co., Ltd.	Other related parties
Shinhan Alternative Investment Management	Other related parties
Shinhan Asset Management Co., Ltd.	Other related parties
SHC Management Co., Ltd.	Other related parties
BNP Paribas Cardif General Insurance	Other related parties
Shinhan REITs Management Co., Ltd.	Other related parties
Orange Life Insurance Co., Ltd.	Other related parties
Shinhan AI Co., Ltd.	Other related parties
Asia Trust Co., Ltd.	Other related parties
One Shinhan Futures New Technology Investment Associatino 1	Other related parties
One Shinhan Futures New Technology Investment Associatino 2	Other related parties

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

43.Related Party Transactions, Continued

(b)Significant transactions with related parties for the years ended December 31, 2020 and 2019 are as follows:

		2020		2019
Related party / Account		Revenue	Expense	Revenue	Expense
Shinhan Financial Group Co., Ltd.
Interest income	~~W~~	4	-	15	-
Interest expense		-	35,749	-	20,138
Fee and commission expense		-	12,258	-	8,283
Bad debt expenses		-	1	-	-
Shinhan Finance LLC
Fee and commission income		11	-	7	-
Shinhan Indo Finance
Fee and commission income		242	-	203	-
Shinhan Vietnam Finance Co., Ltd.
Interest income		2,796	-	1,479	-
Fee and commission income		287	-	13	-
Bad debt expenses		-	83	-	-
Shinhan Card 2015-1 Asset Securitisation Specialty Co., Ltd
Interest expense		-	-	-	320
Shinhan Card 2016-1 Asset Securitisation Specialty Co., Ltd
Interest expense		-	-	-	1,151
Shinhan Card 2017-1 Asset Securitisation Specialty Co., Ltd
Interest expense		-	1,053	-	8,341
Shinhan Card 2017-2 Asset Securitisation Specialty Co., Ltd
Interest expense		-	3,112	-	8,664
Shinhan Card 2017-3 Asset Securitisation Specialty Co., Ltd
Interest expense		-	6,114	-	5,999
Shinhan Card 2018-1 Asset Securitisation Specialty Co., Ltd
Interest expense		-	8,913	-	8,830
Shinhan Card 2018-2 Asset Securitisation Specialty Co., Ltd
Interest expense		-	10,091	-	9,962
Shinhan Card 2019-1 Asset Securitisation Specialty Co., Ltd
Interest expense		-	8,435	-	7,076
Shinhan Card 2019-2 Asset Securitisation Specialty Co., Ltd
Interest expense		-	7,865	-	3,738
Shinhan Card 2019-3 Asset Securitisation Specialty Co., Ltd
Interest expense		-	5,024	-	172
Shinhan Card 2020-1 Asset Securitisation Specialty Co., Ltd
Interest expense		-	5,464	-	-
Shinhan Bank(*1)
Interest income		331	-	152	-
Interest expense		-	87	-	59
Fee and commission income		1,101	-	1,582	-
Fee and commission expense		-	180,960	-	182,817
Other general and administrative expense		-	4,094	-	1,583

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

Other operating income	60	-	43	-
Other operating expense	-	2,316	-	-

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

43.Related Party Transactions, Continued

(b)Significant transactions with related parties for the years ended December 31, 2020 and 2019 are as follows, continued:

		2020		2019
Related party / Account		Revenue	Expense	Revenue	Expense
Gain on derivative		1,060	-	320	-
Loss on derivative		-	24,861	-	1,392
Bad debt expenses		-	15	-	-
Shinhan Credit Information Co., Ltd.
Interest income	W	3		9
Fee and commission income		41	-	16	-
Fee and commission expense		-	25,781	-	23,169
Shinhan Life Insurance Co., Ltd.
Interest income		600	-	-	-
Fee and commission income		16,714	-	18,412	-
Fee and commission expense		-	417	-	435
Employee benefits		-	-	-	19
Other general and administrative expense		-	79	-	44
Other operating expense		-	10	-	-
Bad debt expenses		-	2	-	-
Shinhan DS Co., Ltd.(*2)
Interest income		6	-	-	-
Fee and commission income		7		21
Fee and commission expense		-	29,708	-	25,068
Other operating expense		-	2,155	-	1,548
Other general and administrative expense		-	-	-	8
Bad debt expenses		-	8	-	-
Shinhan Investment Corp.(*1)
Interest income		4	-	121	-
Interest expense		-	60	-	50
Fee and commission income		162	-	154	-
Fee and commission expense		-	342	-	492
Other operating expense		-	6
Other general and administrative expense		-	26	-	11
Bad debt expenses		-	3	-	-
Jeju Bank
Interest income		5	-	-
Fee and commission income		33	-	39	-
Fee and commission expense		-	10	-	10
BNP Paribas Cardif Life Insurance
Fee and commission income		48	-	54	-
Reversal of allowance for doubtful accounts		-	-	3	-
Shinhan Savings Bank
Fee and commission income		21	-	13	-

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

Fee and commission expense	-	1	-	55

43.Related Party Transactions, Continued

(b)Significant transactions with related parties for the years ended December 31, 2020 and 2019 are as follows, continued:

		2020		2019
Related party / Account		Revenue	Expense	Revenue	Expense
Other general and administrative expense		-	-	-	14
Bad debt expenses		-	2	-	-
Shinhan Aitas Co., Ltd.
Fee and commission income		3	-	-	-
Other operating expense		1	-	2	-
Shinhan Alternative Investment Management
Fee and commission income		10	-	4	-
Fee and commission expense		-	1	-	1
Shinhan Asset Management
Fee and commission expense		-	1	-	-
Bad debt expense	-	-	2	-	-
SHC Management Co., Ltd.
Other operating income		55	-	55	-
BNP Paribas Cardif General Insurance
Fee and commission income		2	-	2 1	-
Shinhan REITs Management Co., Ltd.
Fee and commission income		15	-	5	-
Asia Trust
Interest expense		-	4	-	-
OrangeLife Insurance Co.,Ltd
Interest expense		-	1524	-	-
Fee and commission income		275	-	-	-
Fee and commission expense		-	10	-	3
Shinhan AI Co., Ltd.
Fee and commission income		8	-	3	-
Other general and administrative expense		-	47	-	-
Bad debt expenses		-	2	-	-

(*1) The Company recognized the right-of-use assets and lease liabilities amounting to W14,024 million and W14,021 million, respectively, according to the lease contract with the other related parties. In relation to this, the Company recognized interest expense amounting to W51 million.

(*2) As of December 31, 2020, the company acquired an intangible asset from other related parties at W1,085 million.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

43.Related Party Transactions, Continued

(c)Significant balances with the related parties as of December 31, 2020 and 2019 are summarized as follows:

		2020		2019
Related party / Account		Assets	Liabilities	Assets	Liabilities

Shinhan Financial Company Co., Ltd.
Credit card assets	~~W~~	276	-	431	-
Financing lease assets		-	-	40	-
Consolidated tax accounts		-	-	8	-
Borrowings		-	1,935,200	-	1,463,120
Current tax liabilities		-	30,378	-	96,454
Accrued expenses		-	17,644	-	15,724
Allowance for unused credit commitments		-	1	-	-
Shinhan Vietnam Finance Co., Ltd.
Loan Receivables		87,040	-	92,624	-
Accrued income		1,127	-	94	-
Allowance for Doubtful Accounts		(83)	-	-	-
Shinhan Bank
Cash and due from banks		81,118	-	24,057	-
Derivative assets		-	-	472	-
Credit card assets		8,308	-	8,190	-
Financing lease assets		1,425	-	4,212	-
Allowance for Doubtful Accounts		(6)	-	-	-
Account receivable		4,788	-	9,379	-
Guarantee deposits		9,727	-	10,828	-
Right-of-use assets		12,611	-	282	-
Derivative liabilities		-	28,847	-	11,907
Allowance for asset retirement obligation		-	549	-	599
Accounts payable		-	4,807	-	9,391
Accrued expenses		-	773	-	1,078
Lease liability		-	12,565	-	283
Allowance for unused credit commitments		-	9	-	-
Shinhan Credit Information Co., Ltd.
Credit card assets		112	-	93	-
Financing lease assets		-	-	66	-
Accounts payable		-	2,649	-	2,412
Shinhan Life Insurance Co., Ltd.
Credit card assets		1,751	-	1,808	-
Allowance for Doubtful Accounts		(1)	-	-	-
Plan assets		28,360		-
Accounts payable		-	71	-	64
Accrued expenses		-	34	-	20
Allowance for asset retirement obligation		-	-	-	52

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

Allowance for unused credit commitments	-	1	-	-

43.Related Party Transactions, Continued

(c)Significant balances with the related parties as of December 31, 2020 and 2019 are summarized as follows, continued:

		2020		2019
Related party / Account		Assets	Liabilities	Assets	Liabilities

Shinhan DS Co., Ltd.
Credit card assets	~~W~~	278	-	384	-
Financing lease assets		50	-	71	-
Allowance for Doubtful Accounts		(4)	-	-	-
Accounts payable expenses		-	184	-	1,112
Allowance for unused credit commitments		-	4	-	-
Shinhan Card 2017-1 Asset Securitisation Specialty Co., Ltd
Accounts receivable		-	-	82,278	-
Borrowings		-	-	-	309,821
Accrued expenses		-	-	-	68
Shinhan Card 2017-2 Asset Securitisation Specialty Co., Ltd
Accounts receivable		-	-	5,855	-
Borrowings		-	-	-	457,467
Accrued expenses		-	-	-	106
Shinhan Card 2017-3 Asset Securitisation Specialty Co., Ltd
Accounts receivable		75,017	-	4,019	-
Borrowings		-	307,284	-	306,593
Accrued expenses		-	44	-	74
Shinhan Card 2018-1 Asset Securitisation Specialty Co., Ltd
Accounts receivable		68,382	-	5,634	-
Borrowings		-	379,921	-	379,316
Accrued expenses		-	68	-	113
Shinhan Card 2018-2 Asset Securitisation Specialty Co., Ltd
Accounts receivable		4,817	-	5,340	-
Borrowings		-	506,709	-	505,900
Accrued expenses		-	76	-	127
Shinhan Card 2019-1 Asset Securitisation Specialty Co., Ltd
Accounts receivable		14,466	-	5,549	-
Borrowings		-	399,855	-	399,781
Accrued expenses		-	69	-	114
Shinhan Card 2019-2 Asset Securitisation Specialty Co., Ltd
Accounts receivable		39,912	-	4,763	-
Borrowings		-	587,262	-	586,206
Accrued expenses		-	56	-	93
Shinhan Card 2019-3 Asset Securitisation Specialty Co., Ltd

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

	2020		2019
Related party / Account	Assets	Liabilities	Assets	Liabilities
Accounts receivable	4,238	-	5,114	-
Borrowings	-	349,844	-	349,773
Accrued expenses	-	40	-	182

43.Related Party Transactions, Continued

(c)Significant balances with the related parties as of December 31, 2020 and 2019 are summarized as follows, continued:

		2020		2019
Related party / Account		Assets	Liabilities	Assets	Liabilities
Shinhan Card 2020-1 Asset Securitisation Specialty Co., Ltd
Accounts receivable	~~W~~	15,189	-	-	-
Borrowings		-	485,336	-	-
Accrued expenses		-	56	-	-
Shinhan Investment Corp.
Cash and due from banks		471	-	434	-
Credit card assets		2,168		2,067	-
Allowance for Doubtful Accounts		(2)	-	-	-
The right-of-use-asset		3	-	-	-
Guarantee deposits		300	-	300	-
Allowance for asset retirement obligation		-	-	-	66
Allowance for unused credit commitments		-	1	-	-
Jeju Bank
Cash and due from banks		71	-	65	-
Financing lease assets		-	-	66	-
Accounts payable		-	-	-	7
BNP Paribas Cardif Life Insurance
Credit card assets		81	-	173	-
Shinhan Savings Bank
Credit card assets		79	-	85	-
Allowance for Doubtful Accounts		(1)	-	-	-
Allowance for unused credit commitments		-	1	-	-
Shinhan Aitas Co., Ltd.
Credit card assets		116	-	217	-
Shinhan Capital Co., Ltd.
Credit card assets		254	-	197	-
Allowance for unused credit commitments		-	1	-	-
Shinhan Alternative Investment Management, Inc.
Credit card assets		45	-	70	-
Accounts payable		-	-	-	1
Shinhan Asset Management
Credit card assets		104	-	173	-
Allowance for unused credit commitments		-	1	-	-
BNP Paribas Cardif General Insurance

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

Credit card assets		21		26	-
Shinhan REITs Management Co., Ltd.
Credit card assets		36	-	26	-
Financing lease assets		-	-	42	-
Orange Life Insurance Co., Ltd.
Credit card assets	~~W~~	236	-	404	-

43.Related Party Transactions, Continued

(c)Significant balances with the related parties as of December 31, 2020 and 2019 are summarized as follows, continued:

		2020		2019
Related party / Account		Assets	Liabilities	Assets	Liabilities
Accounts receivable		12
Debentures			30,000		80,000
Accounts payable expense		-	126	-	257
Shinhan AI Co., Ltd.
Finance lease assets		38	-	52	-
Allowance for Doubtful Accounts		(1)	-	-	-
Accounts payable		-	47	-	-
Asia Trust Co., Ltd
Credit card assets		214	-	226	-
Branbil Co., Ltd.
Credit card assets	~~W~~	-	-	8	-

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

43.Related Party Transactions, Continued

(d)Financing transactions between the related parties for the years ended December 31, 2020 and 2019 are summarized as follows:

(i) Borrowing∙Repayment

			2020		2019
Control relationship	Related party		Borrowing	Repayment	Borrowing	Repayment

Parent Company	Shinhan Financial Group Co., Ltd.	~~W~~	500,000	-	763,120	-
Subsidiaries	Shinhan Card 2015-1 Asset Securitisation Specialty Co., Ltd		-	-	-	(152,090)
Subsidiaries	Shinhan Card 2016-1 Asset Securitisation Specialty Co., Ltd		-	-	-	(323,467)
Subsidiaries	Shinhan Card 2017-1 Asset Securitisation Specialty Co., Ltd		-	(309,899)	-	(154,950)
Subsidiaries	Shinhan Card 2017-2 Asset Securitisation Specialty Co., Ltd		-	(457,800)	-	-
Subsidiaries	Shinhan Card 2019-1 Asset Securitisation Specialty Co., Ltd		-	-	395,188	-
Subsidiaries	Shinhan Card 2019-2 Asset Securitisation Specialty Co., Ltd		-	-	580,818	-
Subsidiaries	Shinhan Card 2019-3 Asset Securitisation Specialty Co., Ltd		-	-	345,451	-
Subsidiaries	Shinhan Card 2020-1 Asset Securitisation Specialty Co., Ltd		479,986	-	-	-
Other related parties(*)	Shinhan Bank		14,021	(1,661)	-	(1,574)
Other related parties	Orange Life Insurance Co., Ltd.	~~W~~	-	(50,000)	-	-

(*) During the years ended December 31, 2020, the lease liabilities recognized from the lease contracts with other related parties increased by W 14,021 million and decreased by W 1,661 million.

(ii) Lending∙Recovery

			2020		2019
Control relationship	Related party		Lending	Recovery	Lending	Recovery

Subsidiary Company	Shinhan Vietnam Finance Co., Ltd.	~~W~~	34,788	(34,959)	223,667	(131,043)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

43.Related Party Transactions, Continued

(d) Financing transactions between the related parties for the years ended December 31, 2020 and 2019 are summarized as follows:, continued

(iii) Investment - withdrawal

Control relationship	Related party	2020		2019
		Investment	Collection	Investment	Collection

Other related party	One-Shinhan Futures New Technology Investment Association 1	500	-	1,000	-
Other related party	One-Shinhan Futures New Technology Investment Association 2	600	-	-	-

(iv) The transaction of payment and deposit that occurs due to business reasons between related parties is excluded.

(e) Key management personnel compensations for the years ended December 31, 2020 and 2019 are as follows:

		2020	2019

Salaries and wages	~~W~~	2,941	2,886
Post-employment benefits		45	45
Share-based compensation expense		901	1,256
	~~W~~	3,887	4,187

(f) The guarantee provided between the related parties as of December 31, 2020 and 2019 is as follows:

			Amount of guarantee
Guarantor	Guaranteed Party		2020	2019	Details
Shinhan Card	Shinhan Indo Finance	~~W~~	91,725	65,209	Borrowing guarantee
Shinhan Card	Shinhan Finance Co. Ltd		14,901	3,030	Borrowing guarantee
	Shinhan Vietnam Finance Co., Ltd.		65,940	70,000	Borrowing guarantee
Shinhan Card	Shinhan Microfinance Co., Ltd.		18,009	-	Borrowing guarantee
			190,575	138,239

(g) The guarantee provided by related parties as of December 31, 2020 and 2019 are as follows:

		Amount of guarantee
Guarantor	Guaranteed Party	2020	2019	Details
Shinhan Bank	Shinhan Card Co., Ltd	500,000	500,000	Unused credit commitment

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

43.Related Party Transactions, Continued

(h) The main agreement with related parties as of December 31, 2020 and 2019 is as follows:

Related Party		Amount of commitment		Details
		2020	2019

Shinhan Bank	~~W~~	1,326,680	150,514	Derivative facilities
Shinhan Indo Finance		1,210	34,569	Unused credit commitment
Shinhan Finance Co. Ltd		8,319	-	Unused credit commitment
Shinhan Vietnam Finance Co., Ltd.		58,970	62,376	Unused credit commitment
Shinhan Microfinance Co., Ltd.		4,093	-	Unused credit commitment
Shinhan Financial Group Co., Ltd.		3,724	-	Unused credit card commitment
Shinhan Bank		60,130	-	Unused credit card commitment
Shinhan Life Insurance Co., Ltd.		5,749	-	Unused credit card commitment
Shinhan DS Co., Ltd.		1,222	-	Unused credit card commitment
Shinhan Investment Corp.		6,332	-	Unused credit card commitment
BNP Paribas Cardif Life Insurance		919	-	Unused credit card commitment
Shinhan Savings Bank		171	-	Unused credit card commitment
Shinhan Aitas Co., Ltd.		486	-	Unused credit card commitment
Shinhan Capital Co., Ltd.		2,336	-	Unused credit card commitment
Shinhan Alternative Investment Management		255	-	Unused credit card commitment
Shinhan Asset Management		376	-	Unused credit card commitment
BNP Paribas Cardif General Insurance		229	-	Unused credit card commitment
Shinhan REITs Management Co., Ltd.		64	-	Unused credit card commitment
Orange Life Insurance Co., Ltd.		2,764	-	Unused credit card commitment
Asia Trust Co., Ltd.		486	-	Unused credit card commitment
Shinhan Credit Information Co., Ltd.		288	-	Unused credit card commitment

(i) During the years ended December 31, 2020, the receivables acquired and sold through Shinhan Investment Corp. amounts to W 367,624 million and W 318,170 million, respectively. Also, debentures issued by the Company and acquired by Shinhan Investment Corp. amounts to W 120,000 million

(j) During the years ended December 31, 2020, the Company paid W924,964 million to Shinhan Capital in return for the transaction of the transfer of Shinhan Capital's assets and recognized the same amount of assets.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

(In millions of won)

44. Uncertainty due to Changes in Domestic and Global Economic Conditions

The outbreak of COVID-19 in 2020 has had a significant impact on the global economy including Korea. Financial and economic conditions arising may have a negative impact on the Company's results of operations by increasing a potential impairment on assets and the expected credit losses of certain asset portfolio.

The risk exposure of the portfolio, which is determined to be highly affected by COVID-19, is as follows.

	Business		Financial assets at amortized cost	Off-balance sheet items

Credit card receivables	Credit Sales		363,565	690,905
	Short-term card loans		142,378
	Long-term card loans		236,102
		~~W~~	742,045	690,905

Given these considerations, the Company has applied the same forward-looking macroeconomic information used for the previous year in estimating expected credit loss under Korean IFRS 1109 Financial Instrument for the years ended December 31, 2020. During the years ended December 31, 2020, there have been significant changes in the forward-looking information that affect the expected credit loss allowances. It is predicted that major economic factors, including the private consumption expenditures, will deteriorate rapidly due to the impact of COVID-19 pandemic.

In response to these changes, the Company reassessed the future outlook information by applying the major economic factors that are expected to be deteriorated into the statistical model assuming the correlation between the major economic factors and the default rates used in estimating the expected credit loss allowances.

The Company will continue to monitor forward-looking information, taking into account the duration of COVID-19 pandemic impact to the economy and the government's policies.

45.Events after the Reporting Period

On December 23, 2020, the Board of Directors decided to purchase all shares issued by Shinhan Credit Information Corporation and signed a stock trading contract with Shinhan Credit Information. The Company has been licensing stock trading transactions in accordance with the relevant laws.

Report on Independent Auditor’s

Review of Internal Control over Financial Reporting

(English Translation of a Report Originally Issued in Korean)

To the Chief Executive Officer (or President) of

Shinhan Card Co., Ltd.

We have reviewed the accompanying management’s report on the effectiveness of Internal Control over Financial Reporting (“ICFR”) of Shinhan Card Co., Ltd. (the “Company”) as of December 31, 2020. The Company’s management is responsible for designing and operating ICFR and for its assessment of the effectiveness of ICFR. Our responsibility is to review the management’s report on the effectiveness of ICFR and issue a report based on our review. The management’s report on the effectiveness of ICFR of the Company states that “Based on the assessment results, Chief Executive Officer and ICFR Officer believe that the Company’s ICFR, as at December 31, 2020, is designed and operating effectively, in all material respects, in conformity with Conceptual  Framework for Designing and Operating Internal Control over Financial Reporting”

Our review was conducted in accordance with ICFR review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of management’s report on the effectiveness of ICFR to obtain a lower level of assurance than an audit. A review is to obtain an understanding of a company’s ICFR and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit.

A company’s ICFR is a system to monitor and operate those policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as adopted by the Republic of Korea. Because of its inherent limitations, ICFR may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that causes us to believe that management’s report on the effectiveness of ICFR, referred to above, is not presented fairly, in all material respects, in accordance with the Best Practice Guideline.

Our review is based on the Company’s ICFR as of December 31, 2020, and we did not review management’s assessment of its ICFR subsequent to December 31, 2020. This report has been prepared pursuant to the Acts on External Audit for Stock Companies, etc. in Korea and may not be appropriate for other purposes or for other users.

Samil PricewaterhouseCoopers

March 2, 2021

# ICFR Operating Status Report

To the Shareholders, Board of Directors and Audit Committee of
Shinhan Card Co., Ltd.:

We, as the Chief Executive Officer and the Internal Accounting Manager of Shinhan Card Co., Ltd. ("the Company"), assessed operating status of the Company's Internal Control over Financial Reporting("ICFR") for the year ending December 31, 2020.

Design and operation of ICFR is the responsibility of the Company's management, including the Chief Executive Officer and the Internal Accounting Manager (collectively, "We", "Our" or "Us").

We evaluated whether the Company effectively designed and operated its ICFR to prevent and detect errors or frauds which may cause a misstatement in financial statements to ensure preparation and disclosure of reliable financial information.

We used the 'Conceptual Framework for Designing and Operating Internal Control over Financial Reporting' established by the Operating Committee of Internal Control over Financial Reporting in Korea (the "ICFR Committee") as the criteria for design and operation of the Company's ICFR. And we conducted an evaluation of ICFR based on the 'Management Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting' established by the ICFR Committee.

Based on our assessment, we concluded that the Company's ICFR is designed and operated effectively as of December 31, 2020, in all material respects, in accordance with the 'Conceptual Framework for Designing and Operating Internal Control over Financial Reporting'.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient care.

February 9, 2021

Lim Young Jin, Chief Executive Officer

Moon Dong Kwon, Internal Accounting Manager